10

Follow-Up Materials

06012691

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NQL Energy Services

*CURRENT ADDRESS

PROCESSED

APR 2 1 2006 E

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2052 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/20/06

...ng ...Roots ...r Future ...Growth



NQL ENERGY SERVICES INC.
ANNUAL REPORT 2005

STRONG ROOTS FOR FUTURE GROWTH



The Annual General Meeting of NQL Energy Services Inc. will be held at 2:00 p.m. on Friday, May 12, 2006, in the Plaza Room of the Metropolitan Conference Centre, 333 – 4th Avenue, S.W., Calgary, Alberta. NQL shareholders are encouraged to attend and meet the directors and officers of the Company. Those unable to attend are asked to complete and return the instrument of proxy mailed with this report in order to be represented at the meeting.

FORWARD-LOOKING INFORMATION

Statements in this Annual Report (including the Management's Discussion and Analysis) relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. These statements are based on certain assumptions and analyses that NQL believes are appropriate in the circumstances. The risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in NQL's Management's Discussion and Analysis and NQL's most recent Annual Information Form. Consequently, all of the forward-looking statements made in or incorporated by reference in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. We undertake no obligation to update or revise these forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

TABLE OF CONTENTS

CORPORATE PROFILE

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

NQL Energy Services Inc., through its subsidiaries ("NQL" or "the Company") offers a number of downhole tools and services to the directional drilling and straight hole drilling markets, including drilling motors, EM-MWD guidance systems, reamers, drilling jars, shock tools and various other complementary products. The Company's directional drilling motors, shock tools and drilling jars are marketed under the Black Max and Prescott trademarks while its straight hole drilling motors and reamers are marketed under the Stabeco trademark. NQL's EM-MWD directional drilling guidance system is marketed under the BlackStar trademark and is used in conventional and underbalanced drilling fluid systems.

The Company also operates over 100,000 square feet of world class manufacturing space in five locations. These facilities manufacture products for internal use and for third party customers and are capable of producing the vast majority of the components utilized in the Company's product lines providing NQL with significant flexibility in meeting the timing requirements and specialized needs of its customers.

The Company's operations in Canada are located in Nisku, Grande Prairie and Calgary, Alberta; and Estevan, Saskatchewan. Operations in the United States are located in Houston and Odessa, Texas; Bakersfield, California; Oklahoma City, Oklahoma; Casper, Wyoming; Vernal, Utah; Lafayette, Louisiana; Parkersburg, West Virginia; Traverse City, Michigan and Denver, Colorado. Internationally the Company operates in Venezuela, Holland, Argentina, Bolivia and The United Arab Emirates.

Energy Services™

Taking Technology Downhole

NQL - a year of resurgence puts us in a strong position for future growth

FINANCIAL SUMMARY

FINANCIAL RESULTS (thousands of Canadian dollars, except share and per share data)	2005	2004	2003
Revenue	$ 98,086	$ 64,737	$ 61,893
EBITDA*	$ 33,754	$ 5,696	$ (3,190)
Income (loss) from continuing operations	$ 14,920	$ (5,971)	$ (41,909)
Per share - basic and diluted	$ 0.35	$ (0.14)	$ (1.32)
Net income (loss)	$ 14,920	$ (37,235)	$ (59,129)
Per share - basic and diluted	$ 0.35	$ (0.88)	$ (1.87)
Weighted average common shares outstanding - basic	42,373,297	42,491,604	31,681,108
Weighted average common shares outstanding - diluted	42,776,027	42,491,604	31,681,108

FINANCIAL POSITION (thousands of Canadian dollars, except share data)	2005	2004	2003
Working capital	$ 43,555	$ 31,451	$ 26,374
Total assets	$ 145,133	$ 123,036	$ 212,462
Total debt	$ 2,857	$ 6,391	$ 45,616
Shareholders' equity	$ 124,113	$ 105,705	$ 138,859
Total common shares outstanding	43,235,662	41,893,744	42,600,844

FINANCIAL STATISTICS	2005	2004	2003
Gross margin as a percentage of revenue (%)	52	42	44
EBITDA* as a percentage of revenue (%)	34	9	(5)
Working capital ratio	3.6:1	3.0:1	1.6:1
Debt to equity ratio	0.02:1	0.06:1	0.33:1
Book value per share	$ 2.87	$ 2.52	$ 3.26



$100,000
$80,000
$60,000
$40,000
$20,000
$0
2003
2004
2005

Revenue
(Thousands of Canadian Dollars)



$40,000
$30,000
$20,000
$10,000
$0
$(10,000)
2003
2004
2005

EBITDA*
(Thousands of Canadian Dollars)



$0.50
$0.0
$(0.50)
$(1.00)
$(1.50)
2003
2004
2005

Income (loss) per share from continuing operations - basic and diluted

* EBITDA ("earnings before interest, income taxes, depreciation and amortization" - which the Company defines as gross margin less general and administrative expenses) is not a recognized measure under GAAP. Management believes that in addition to income (loss) from continuing operations and net income (loss), EBITDA is a useful supplemental financial measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to income (loss) from continuing operations or net income (loss) determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

PRESIDENT'S REPORT

NQL orchestrated a remarkable recovery in 2005, increasing revenue and cash flow dramatically in a year where the Company returned to profitability after three consecutive years of losses. Overall, revenue increased by 52 percent to $98.1 million in 2005 from $64.7 million in 2004 and income per share from continuing operations increased from a loss of $0.14 per share in 2004 to a profit of $0.35 per share in 2005.

NQL also took an important step forward in growing its business with the acquisition of the assets of Stabeco Industries Inc. ("Stabeco") on September 1, 2005 for total consideration of $23.7 million consisting of 1.2 million NQL common shares valued at $5.7 million, $16.6 million cash, $1.2 million in transaction costs and the assumption of debt of $0.2 million. Stabeco's product lines include the patented square downhole motor and patented blockless reamer utilized in performance/straight hole drilling applications to improve rate of penetration and drilling economics, and to minimize hole deviation. At the time of acquisition, Stabeco primarily operated in Canada and generated $18.0 million in revenue and $5.5 million in EBITDA on a trailing 12 month basis. The Stabeco acquisition complements the Black Max motors and BlackStar EM-MWD tools which are primarily used in directional well bores as the Stabeco products provide a foothold in the straight hole drilling market and an exciting avenue for future growth.

Subsequent to year-end (March 16, 2006), the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott") for US$18.0 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast region of the United States. For the year ended December 31, 2005, Prescott generated unaudited revenue and unaudited normalized EBITDA of approximately US$13.8 million and US$5.3 million, respectively. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing designs ("oil sealed motors") currently offered by NQL. In particular, the Prescott acquisition will give NQL access to hot hole, high pressure and offshore markets that have traditionally been dominated by mud lube motors as opposed to oil sealed motors. To date, Prescott has operated almost exclusively in the US Gulf Coast region, however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line.

OPERATIONS

The financial improvements experienced in 2005 occurred in virtually every aspect of the Company and were further augmented by the Stabeco acquisition. These improvements are reflected in the operating statistics of the Company as gross margins increased from 42 percent in 2004 to 52 percent in 2005 while general and administrative costs as a percentage of revenue declined from 33 percent in 2004 to 17 percent in 2005.

Although industry conditions were very strong and contributed greatly towards the improvements that the Company experienced in 2005, NQL augmented these industry drivers by reestablishing itself as a leader in the provision of quality downhole tools to the global energy industry. This was made possible by our complete commitment to customer service and quality through engineering improvements that increased the reliability and durability of our products, and servicing initiatives that increased the turn around time of our tools.

In particular, NQL was very pleased with the following areas of the Company:

- Our EM-MWD product line that increased its revenue from $4.6 million in 2004 to $13.7 million in 2005 due to improvements in the quality of the tool and its strong performance in coal bed methane applications, as well as other directional/horizontal well applications;
- US operations (excluding the EM-MWD product line) that increased revenue from $27.3 million in 2004 to $37.2 million in 2005 as a result of strong sales efforts and recognition by our customers of the improvements made in the reliability of our tools;
- Venezuelan operations that benefited from general political stability in that country which contributed to a strong business climate and an increase in revenue from $6.3 million in 2004 to $8.4 million in 2005; and
- The Stabeco product line which contributed revenue of $5.5 million during the four month period after acquisition in September 2005.

... restructuring and turn around complete
... financial improvement in all operations
... attention on long term growth

As we move into 2006, the Company continues to experience a very high level of activity. To a large extent, NQL's growth is only limited by the rate at which we are able to manufacture the products we sell. As a result, the Company has taken several steps to increase its manufacturing capabilities, including the promotion of Doug Edwards to the position of Vice President Manufacturing. Doug and his team have increased manufacturing capacity significantly by increasing staff levels in a very difficult labor market, and improving the efficiency of our internal processes.

STRATEGIC DIRECTION

With the restructuring and turn around of the Company complete, NQL has now turned its attention to longer term growth, as demonstrated by the Stabeco and Prescott acquisitions. Looking forward, NQL anticipates that its growth will come from a combination of internal growth in existing product lines and external growth through acquisition.

Internally, NQL anticipates its core downhole rental fleet to continue to increase in size as higher drilling rig counts drive higher overall demand in the industry, and as NQL continues to regain market share lost during its period of financial instability in 2003 and 2004. In addition, the Company expects to increase its fleet of rental EM-MWD tools from 15 tools to 25 tools during 2006 as client support for this technology continues to rise. The Company also plans to expand the geographic footprint of its Stabeco product line from Canada to the US and other international locations. Although the full impact of this expansion will not be seen in 2006, it is the goal of the Company to double revenue from the Stabeco product line over the next 2-3 years. Finally, the Company plans to expand the recently acquired Prescott product line outside the U.S. Gulf Coast region, through its global distribution network.

Externally, NQL continues to pursue a number of opportunities to grow through acquisition. The Company intends to remain very disciplined in its approach to acquisitions and will focus on targets that: a) provide tools and products utilized in the bottom hole assembly of the drill string; b) offer products utilized in directional or performance drilling applications; c) allow NQL to capitalize on its worldwide distribution network; and d) are fairly priced and immediately accretive to its shareholders. With virtually no debt at the end of 2005, NQL has the financial resources available to aggressively pursue the growth of its business.


Black Max
Drilling Motors

A selection of Black Max™ drilling tools.

OUTLOOK

Although commodity values have weakened over the past few months, crude oil and natural gas pricing continues to be very high relative to historical levels, and in any event at levels that should encourage aggressive exploration and production of energy resources. As a result, NQL anticipates that demand for its products and services will continue to remain strong and that 2006 will mark another excellent year for the Company.

The resurgence and recovery at NQL has been the result of a strong team effort and has required the involvement of every member of the Company's staff. On behalf of the Board of Directors, I would like to thank each and every member of the NQL team for their efforts over the past year. We look forward to continuing to serve our shareholders in the years to come.

On behalf of the Board and Staff of NQL:

Kevin L. Nugent
President and Chief Executive Officer
March 17, 2006

NQL Energy Services™
Taking Technology Downhole

OPERATIONS REVIEW

OVERVIEW OF THE BUSINESS

NQL is involved in the sale, rental or lease of bottom hole assemblies ("BHA's") or BHA components to customers in the directional drilling and straight hole drilling markets on a worldwide basis. In the provision of BHA's, NQL is able to package a number of its products into an integrated solution or provide individual tools to support a customer's existing operation. NQL offers an integrated package consisting of the design, engineering and manufacture of its products and services. Although NQL does supply tools to the mining and utility industries, most of its revenue is derived from the oil and gas industry.

PRODUCT OVERVIEW

DIRECTIONAL DRILLING

NQL's two primary products are downhole mud motors used in directional and straight hole drilling and EM-MWD systems which are primarily used in directional drilling applications. Directional drilling involves the drilling of a well bore either directionally (deviation from vertical) or horizontally. Directional drilling applications have continued to grow over time due to the many advantages associated with this technique including: a) improved reservoir production; b) reduced costs; and c) more favorable environmental impact, as several wells can be drilled from the same surface infrastructure. It is estimated that approximately 40 percent of all oil and gas wells in the world are drilled using directional drilling applications and of these wells over 90 percent utilize a downhole mud motor and guidance systems.


Motor Revenue - 2005
Directional vs. Performance
Performance
22%
Directional
78%

PERFORMANCE/STRAIGHT HOLE DRILLING

In 2005 NQL acquired the assets of Stabeco Industries Inc. ("Stabeco") to gain a bigger presence in the performance/straight hole drilling market. The use of downhole mud motors in straight hole drilling applications combines the rotation of the drill string with the rotation created by the downhole motor to increase the rate of penetration. The Company expects performance/straight hole drilling applications to increase worldwide given the advantages of this application which include increased rate of penetration through delivering more power to the drill bit.


2005 Revenue by Product Line
9%
5%
5%
14%
63%
5%
Black Max motors
Stabeco products
EM product line
Jars/shock tools
Third party manufacturing
Other

In the case of the Stabeco downhole motor, the Company holds several patents related to the square motor design which is a major benefit to the oil company when drilling in hard rock or dipping formations. The square motor is both stabilized and stiff in design which allows the driller to place additional weight on the bit without causing flex in the motor which in turn will avoid the creation of bit deflection and hole deviation. The stiff and stabilized features of the Stabeco motor also are very effective in controlling hole deviation in faulted and dipping formations where the drill bit will have a natural tendency to wander from vertical.


Directional
Horizontal
95 hrs
160 hrs
220 hrs
2600 m TVD
Performance Drilling
Rotary Table or Top Drive Drilling
6 3/4" 7/8 Lobe Downhole Motor
Performance 6 3/4" 6/7 Lobe Downhole Motor

NQL provides the largest selection of downhole motors in the industry.



The Black Max™ motor, NQL's signature product.

DOWNHOLE DRILLING MOTORS

NQL has three downhole motors in its product offering. The Black Max and Prescott motors are primarily utilized in directional drilling applications, while the Stabeco square performance motor is utilized in straight hole applications. All of these motors are utilized at the bottom of the drill string and capture the hydraulic energy of the drilling fluids pumped from surface to create rotation of the drill bit at the bottom of the hole as opposed to conventional drilling that requires the turning of the entire drill string from surface.



Stabeco square performance motor

NQL owns a rental fleet of 1,075 Black Max motors and has sold over 450 motors to its customers that the Company continues to service. Revenue from this product line for 2005 was broken down between 67 percent for rentals and parts and service of the company owned fleet, 15 percent from the sale of tools to customers, and 18 percent for parts and service related to the customer owned fleet. For 2006, as a result of the Prescott acquisition, NQL will add 90 motors to its rental fleet and 215 motors to its customer owned fleet.

NQL acquired a fleet of approximately 160 square power sections from Stabeco in September 2005 and a fleet of approximately 540 near bit and slant reamers which are also the subject of patents held by NQL. The Stabeco square motor and reamer product lines are often utilized in the design of a complete downhole assembly and are primarily sold on a rental basis. In 2005 the Stabeco product line accounted for $5.5 million in revenue over four months.



NQL Energy Services™

Taking Technology Downhole

OPERATIONS REVIEW

the increasingly popular EM system communicates more data more quickly enabling very accurate directional drilling



EM-MWD

EM-MWD, or electromagnetic measurement while drilling, is a product line offered by NQL under the BlackStar trademark which is utilized in directional drilling applications, often in conjunction with a Black Max motor. When drilling directionally, the measurement while drilling tools record data, including the orientation of the drill bit relative to the surface of the earth. This data is then transmitted back to surface to effectively allow the operator to "steer" the drill bit.

Traditional MWD systems transmit information to surface by sending pulses through the drilling fluids which are decoded at surface, while electromagnetic (EM-MWD) systems send information to surface through the earth's crust utilizing low frequency electromagnetic waves. EM-MWD systems were originally developed for underbalanced drilling applications where drilling mud is not present however, given the ability of the EM-MWD system to communicate more data more quickly, the technology is gaining popularity in certain traditional mud pulse applications. The Company currently owns 16 EM-MWD kits that it rents or leases to customers on a short term basis and has sold 30 kits over time to its customers. In 2005, 64 percent of the Company's EM-MWD revenue came from rental/leasing while 36 percent came from the sale of tools.

... our Shock Tool
- an excellent way to maximize cost efficiency

... our Drilling Jar
- used to free equipment lodged in the wellbore

SHOCKS AND JARS

The Company offers the Black Max line of shock tools and drilling jars that comprised $4.6 million of revenue in 2005 ($3.9 million in 2004). These products are highly complementary to the Company's primary motor and guidance systems and often can be packaged together when designing a bottom hole assembly. Shock tools are positioned strategically throughout the drilling string to act as shock absorbers to dampen vibrations created while drilling. Drilling jars are also strategically positioned in the drill string and are utilized when the drill string becomes stuck in the hole. When fired, the jarring impact of the tool helps loosen the drill string to allow the driller to either remove the pipe or continue with the drilling of the hole.



Our Drilling Jar

OTHER

NQL offers a wide variety of additional tools including stabilizers and other small products that comprised a minor portion of NQL's revenue in 2005. The largest portion of other revenue was derived in Venezuela where the Company operates a tubular pick-up and laydown business as well as a power tong business. During 2005 these other product lines accounted for $8.8 million of revenue (2004 - $8.4 million).

MANUFACTURING

NQL operates five manufacturing facilities worldwide producing high quality machined components for internal use and third party customers. The Company's facility in Nisku, Alberta comprises 60,000 square feet of space and produces a large portion of the mechanical components utilized in NQL's downhole tools and a small amount of third party manufacturing revenue. In conjunction with the Stabeco acquisition in 2005, NQL acquired manufacturing capacity in Calgary, Alberta. This facility produces and repairs Stabeco's square power sections, reamer bodies, cutters and other miscellaneous products. In conjunction with the integration of the Stabeco acquisition, NQL is in the process of closing the facility in Calgary and combining it with the facility in Nisku. This process is expected to be completed by the end of the second quarter of 2006. In conjunction with the Prescott acquisition, the Company acquired a motor manufacturing facility in Lafayette, Louisiana.



CNC machine and a view of the Nisku shop

The Company operates a facility in Houston, Texas that utilizes 15,000 square feet of space to manufacture, assemble, test and maintain NQL's EM-MWD tools. Approximately 50 percent of the components for the EM-MWD tool are manufactured at the Company's facilities in Nisku and Houston while the remaining 50 percent are sourced from third parties. All of these components are then assembled in Houston. The Company's remaining facility is located in Santa Cruz, Bolivia and comprises 10,000 square feet of capacity that is focused solely on producing products for third parties in South America. Third party manufacturing operations in Bolivia and Nisku accounted for revenue of $4.4 million in 2005 (2004 - $2.2 million).

LOCATION OVERVIEW

a diversified geographic presence operating from 23 offices in seven countries encompassing most of the world's major oil producing areas

NQL has a diversified geographic presence operating from 23 offices in seven countries. The Company's head office is located in Nisku (Edmonton), Alberta, Canada where NQL maintains a full service and manufacturing facility, offering the Company's suite of core products, including downhole mud motors, EM-MWD guidance tools, drilling jars and shock tools. The Company also has service and/or manufacturing facilities in Calgary and Grande Prairie, Alberta, and Estevan, Saskatchewan and a sales office in Calgary, Alberta.

In the United States, NQL offers its product line from full service facilities in Houston and Odessa, Texas; Casper, Wyoming; Oklahoma City, Oklahoma; Lafayette, Louisiana and Bakersfield, California. As well, NQL operates sales & stocking facilities in Parkersburg, West Virginia; Traverse City, Michigan and Vernal, Utah and has a sales office in Denver, Colorado. The Company also operates a manufacturing and servicing facility in Houston, Texas where its EM-MWD tools are manufactured and maintained.



Internationally, the Company operates facilities in five countries outside of North America, encompassing most of the world's major oil producing areas. In Venezuela, where the Company has two full service facilities and one sales and stocking office, NQL operates a casing service business, including tubular pick-up and lay-down machines and power tongs, in addition to its primary downhole tool products. In Argentina, Holland and the United Arab Emirates, the Company operates full service facilities supporting its downhole motors, jars and shock tool product lines. NQL also operates a manufacturing and machining facility located in Bolivia, where it produces oilfield products for third party customers in South America.

Geographic Revenue Breakdown - 2005


20%
29%
51%
Canada
US
International



CANADA

Nisku (Edmonton), Alberta
Calgary, Alberta
Calgary, Alberta (Stabeco)
Estevan, Saskatchewan
Grande Prairie, Alberta

UNITED STATES

Bakersfield, California
Casper, Wyoming
Denver, Colorado
Interlochen (Traverse City), Michigan
Lafayette, Louisiana (Prescott)
Odessa, Texas
Oklahoma City, Oklahoma
Parkersburg, West Virginia
Stafford (Houston), Texas
Vernal, Utah
Willis (Houston), Texas (Prescott)

INTERNATIONAL

Argentina
Neuquen

Bolivia
Santa Cruz

The Netherlands
Akersloot

United Arab Emirates
Dubai

Venezuela
Ciudad Ojeda
Anaco
Barinas

NQL Energy Services™
Taking Technology Downhole

NQL Energy Services Inc. 2005 Annual Report

NQL Energy Services™

Taking Technology Downhole



Strong Roots for Future Growth





BlackMax™
Drilling Motors

BlackStar™
EM MWD Tools

stabeco Performance
Drilling Motors

Financial Information

Energy Services™

Taking Technology Downhole

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 and is based on information available to March 17, 2006. Additional information, including NQL's Annual Information Form, is available on SEDAR at www.sedar.com and the Company's website at www.nql.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.

FORWARD-LOOKING INFORMATION

Statements in this Annual Report (including the Management's Discussion and Analysis) relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. These statements are based on certain assumptions and analyses that NQL believes are appropriate in the circumstances. The risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in NQL's Management's Discussion and Analysis and NQL's most recent Annual Information Form. Consequently, all of the forward-looking statements made in or incorporated by reference in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. We undertake no obligation to update or revise these forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

NQL Energy Services Inc. ("NQL" or "the Company"), through its subsidiaries, provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utilities industries on a worldwide basis.

Effective July 11, 2005, the Company changed its name from NQL Drilling Tools Inc. to NQL Energy Services Inc. In addition, the Company simplified its ticker symbol on the Toronto Stock Exchange from NQL.A to NQL.

The Company operates in one reportable segment in Canada, the United States and several international locations. The Company offers a number of downhole tools and services to the directional drilling and straight hole drilling markets, including drilling motors, EM-MWD guidance systems, reamers, drilling jars, shock tools and various other complementary products.

OVERVIEW

Fiscal 2005 was a year of recovery for NQL as the Company returned to profitability after three consecutive years of losses. In addition, changes to the senior management team were implemented and efforts were made to increase capacity at the Company's manufacturing and servicing facilities to meet strong customer demand throughout the year.

The major developments occurring in 2005 include the following:

- Revenue increased by 52 percent to $98.1 million in 2005 from $64.7 million in 2004, earnings before interest, taxes, depreciation and amortization ("EBITDA" – which NQL defines as gross margin less general and administrative expenses) increased by 493 percent to $33.8 million in 2005 from $5.7 million in 2004, and income per share from continuing operations increased from a loss of $0.14 per share in 2004 to a profit of $0.35 per share in 2005. The aspects of the Company's operations that showed significant financial improvement in 2005 include:
    - The EM-MWD product line increased its revenue from $4.6 million in 2004 to $13.7 million in 2005 due to improvements in the quality of the tool and its strong performance in coal bed methane applications as well as other directional/horizontal well applications;

- The Company's U.S. operations (excluding the EM-MWD product line) increased revenue from $27.3 million in 2004 to $37.2 million in 2005 as a result of strong sales efforts and recognition by its customers of the improvements made in the reliability of NQL's tools; and

- Venezuelan operations that benefited from increased activity resulting in an increase in revenue from $6.3 million in 2004 to $8.4 million in 2005.

- On September 1, 2005, NQL completed the acquisition of the assets of Stabeco Industries Inc. ("Stabeco") for total consideration of $23.7 million consisting of 1.2 million NQL common shares valued at $5.7 million, $16.6 million cash, $1.2 million in transaction costs and the assumption of debt of $0.2 million. Stabeco's product lines include the patented square downhole motor and patented blockless reamer utilized in performance/straight hole drilling applications to improve rate of penetration, drilling economics and minimize hole deviation. The Stabeco acquisition provides NQL with a stronger foothold in the straight hole drilling market and an exciting avenue for future growth. The Stabeco product line contributed revenue of $5.5 million during the four month period after acquisition in September 2005.

- The Company exited 2005 with a very strong balance sheet that included $43.6 million of working capital and only $2.9 million of debt. Subsequent to year-end, the Company repaid $2.0 million of debt through available cash resources, which represented the remaining debt incurred in conjunction with the Stabeco acquisition in September 2005.

- In July 2005, the Company put the final element of its restructuring plan in place with the hiring of Mr. Joe Kerr as Senior Vice President Operations, who assumed the overall responsibility for all day-to-day operational matters of the Company.

- In order to service the high activity levels experienced in 2005, the Company undertook several steps to increase the manufacturing capabilities of the Company including increasing staff levels in a very difficult labor market and improving the efficiency of our internal processes. In addition, during the year the Company increased its hours of operation in most of its North American service facilities to 24 hours a day in order to keep up with customer demand.

- During the fourth quarter of 2005, the Company commercialized its new Series 5 bearing assembly design that was developed specifically for use in high performance drilling applications, including the Stabeco square motors.

- In November 2005, the Company renewed its normal course issuer bid with the Toronto Stock Exchange and received regulatory approval to purchase up to 2,159,433 of its outstanding Class A common shares. The bid commenced November 2, 2005 and will terminate on November 1, 2006. In 2005, the Company did not repurchase any of its Class A common shares.

- Subsequent to year-end (on March 16, 2006), the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott") for US$18.0 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. Prescott's business includes the design, manufacture, rent and sale of mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. As a result of the Prescott acquisition, NQL will now be able to offer it's customers a complete line of downhole motors suitable for any drilling application or customer preference.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

During the third quarter of 2004, the Company disposed of its Fishing and Bits Divisions. As a result, these previously reportable operating segments have been accounted for on a discontinued basis and their operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable segment (Tools Division).

Revenue

For the year ended December 31, 2005, NQL recorded revenue of $98.1 million. This represents an increase of $33.4 million (52%) over the $64.7 million recorded in 2004.

The increase in revenue primarily relates to the following factors:

- Revenue in the Company's EM-MWD product line of $13.7 million in 2005 compared to $4.6 million in the prior year due to improvements in the quality of the tool and its strong performance in coal bed methane applications as well as other directional/horizontal well applications.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS (continued)

- U.S. revenue (excluding the EM-MWD product line) of $37.2 million in 2005 compared to $27.3 million in 2004, primarily as a result of strong sales efforts and recognition by its customers of the improvements made in the reliability of its tools.

- Revenue of $5.5 million associated with the Company's Stabeco product line, based primarily in Canada, acquired on September 1, 2005.

- Canadian revenue (excluding the Stabeco product line) of $21.7 million in 2005 compared to $14.7 million in the prior year, resulting primarily from strong industry demand during the year. In particular, Canadian operations benefited from $4.1 million in motor sales during 2005 as compared to $1.0 million in 2004.

- Venezuelan revenue of $8.4 million in 2005 compared to $6.3 million in 2004, resulting from a strong business climate during the year.

Geographically, revenue was broken down between $27.9 million (2004 - $15.5 million) in Canada, $50.2 million (2004 - $30.6 million) in the United States and $20.0 million (2003 - $18.6 million) from various international locations, the largest of which were Venezuela at $8.4 million (2003 - $6.3 million) and Holland at $4.2 million (2003 - $4.7 million).

Expenses and margins

Direct expenses in 2005 were $47.5 million (2004 - $37.7 million), which resulted in a gross margin percentage for the year of 52 percent compared to 42 percent in 2004. The increase in gross margin percentage resulted from a number of factors including: a) improved results in the Company's EM-MWD product line; b) cost rationalization efforts and general management improvements which commenced in the third quarter of 2004; c) price increases implemented in a limited number of product lines during the third quarter of 2005; and d) the impact of spreading the Company's fixed costs over a larger revenue base.

General and administrative

General and administrative expenses for the year decreased $4.5 million (21 percent) when compared to 2004 due in part to the efforts of management to reduce NQL's cost structure, which is concentrated in Canada and the U.S. In addition, included in general and administrative expenses for 2004 were $3.7 million of severance, restructuring and related charges, which accounts for the majority of the reduction. These reductions in general and administrative expenses were partially offset by four months of general and administrative expenses associated with the Stabeco product line acquired in September 2005, which amounted to $0.7 million. As a result of the reduction in general and administrative expenses, combined with the increase in revenue in 2005, G&A as a percentage of revenue declined to 17 percent during the year compared to 33 percent in 2004.

Amortization

Amortization expense increased by $2.1 million (25 percent) to $10.7 million in 2005 from $8.6 million in the prior year. The majority of the increase relates to amortization expense for the EM-MWD product line and Bolivian operations. As the EM-MWD product line and Bolivian operations were classed as held for sale during most of 2004, during that time no amortization expense was recorded on these assets in accordance with requirements under Canadian GAAP. As the Company terminated the sales process related to the EM-MWD product line in October 2004 and the Bolivian operations in December 2004, amortization of the respective assets commenced immediately thereafter. As a result, the 2005 figures include amortization on these assets for a full year whereas the comparable 2004 figures only include amortization on these assets for a few months. In addition, effective October 1, 2004 the Company changed its estimates related to the useful life and residual values of certain downhole tools which resulted in increased amortization on these assets for the year ended December 31, 2005 with only a partial corresponding impact (three months) in 2004. Amortization expense for the year ended December 31, 2005 also includes approximately $0.8 million in amortization resulting from the Stabeco acquisition, which also contributed to the year-over-year increase.

Interest

Interest expense for the year decreased significantly when compared to 2004 (2005 - $0.4 million vs. 2004 - $2.6 million). The reduction is primarily due to the year-over-year decline in debt levels.

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. For the year ended December 31, 2005, the Company recorded compensation expense relating to stock options totaling $0.7 million (2004 - $0.8 million).

Other income (expenses)

During 2005, NQL recorded $0.2 million in other income primarily related to interest income earned during the year compared to $2.9 million in other expenses recorded in 2004, primarily related to a write-down of the Company's EM MWD wireless guidance assets and related technology (EM). These assets were actively marketed for sale throughout most of 2004 and various indications of value arising from the sale process indicated that the carrying value of these assets would have exceeded their fair value less estimated disposal costs by $2.9 million. Accordingly, an impairment charge was recorded.

Goodwill impairment

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test at June 30, 2005, the Company determined that there was no impairment in the recorded value of goodwill.

Discontinued operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain assets and operations of the Company were marketed for sale and sold during 2004. The details of these are as follows:

- Ackerman International Corp. - On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. ("Ackerman") for total proceeds of US$1.4 million. In accordance with GAAP, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2.5 million. As such, there was no gain or loss recorded on the sale in 2004.

- Fishing Division - On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22.9 million (net of transaction costs of $1.5 million), of which US$1.0 million was held in escrow and included in accounts receivable (these funds were released in full in February 2005). For the year ended December 31, 2004, the Company recorded a total loss on sale of $4.5 million.

- Bits Division (Diamond Products International, Inc.) - On August 27, 2004, the Company sold its Bits Division, through the sale of the outstanding shares of Diamond Products International, Inc. ("DPI"), for proceeds of $20.5 million (net of transaction costs of $1.2 million), of which US$3.0 million was held in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and the satisfaction of general indemnification provisions. At December 31, 2005, the Company had received US$2.5 million of the escrowed funds. The Company has provided an allowance against the remaining balance held in escrow. For the year ended December 31, 2004, the Company recorded a total loss on sale of $25.7 million.

- Mexican Operations - On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $1.0 million. For the year ended December 31, 2004, the Company recorded a gain on sale of $0.7 million.

- RTI - In April 2004, the Company sold its 20% investment in RTI, LLC and related RTI assets, an entity that had developed proprietary technology related to certain casing exiting systems, for total proceeds of US$0.6 million.

- Test Rig - In November 2004, the Company sold its test rig for net proceeds of $1.1 million.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS (continued)

The loss from discontinued operations for 2005 was nil (2004 - $31.3 million). Included in the 2004 loss from discontinued operations was $17.9 million in after-tax losses related to writing down assets to their expected net realizable value (Bits Division - $16.7 million; Fishing Division - $1.2 million), $11.6 million related to the net loss on dispositions (Bits Division – loss of $9.0 million; Fishing Division – loss of $3.3 million; Mexico – gain of $0.7 million) and $1.8 million related to the loss from operations, net of income taxes, for the Fishing Division, Bits Division and Mexican operations. Further details regarding discontinued operations can be found in Note 4 to the 2005 consolidated financial statements.

NET INCOME (LOSS) AND INCOME (LOSS) PER COMMON SHARE

Overall, income from continuing operations and net income for 2005 was $14.9 million ($0.35/share) compared to a loss from continuing operations of $6.0 million ($0.14/share) and a net loss of $37.2 million ($0.88/share) in 2004. As noted in the previous sections, some of the key factors that contributed to the significant increase in the profitability of the Company during 2005 include the marked increase in revenue, the improvement in the Company's gross margin percentage, a reduction in general and administrative and interest expenses, and the $2.9 million charge in 2004 to write-down the Company's EM-MWD wireless guidance assets which did not exist in the current year. In addition, the net loss in 2004 included $31.3 million in losses related to discontinued operations, which also did not exist in the current year.

BUSINESS ACQUISITIONS

Stabeco

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco") for a total cost of $23.7 million, consisting of share consideration of 1,187,648 common shares of the Company with an accounting value of $5.7 million, cash of $17.8 million (including transaction costs of approximately $1.2 million) and long-term debt assumed of $0.2 million. NQL satisfied the cash portion of the consideration with approximately $9.2 million of cash-on-hand and approximately $8.6 million of incremental drawings on its existing term debt facility. The Company may be required to pay additional consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at December 31, 2005.

Stabeco's business involves the design, manufacture, rent and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. Stabeco's primary product is its patent protected square motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding significant weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing deviation control and performance drilling technologies. In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers, near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars, round motors and square drill collars.

The acquisition of Stabeco represents an important step for NQL in that it adds product lines that are complementary to the Company's existing business while opening up additional access for the Company to the performance drilling market. In addition, as most of Stabeco's revenue comes from Canada, NQL has the opportunity to bring additional value to its shareholders by distributing Stabeco's products through the Company's world-wide distribution network.

Prescott

Subsequent to year-end (March 16, 2006), the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott") for US$18.0 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. NQL satisfied the cash portion of the consideration with approximately US$3.0 million of cash-on-hand and approximately US$15.0 million of incremental drawings on its debt facilities.

Prescott, a privately-held Lafayette, Louisiana based company is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing designs ("oil sealed motors") currently offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. To date, Prescott has operated almost exclusively in the US Gulf Coast region, however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line.

SELECTED ANNUAL INFORMATION

The following table sets forth certain financial information for the Company for 2003 to 2005:

(In thousands of Canadian dollars, except share and per share data)	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
REVENUE	$ 98,086	$ 64,737	$ 61,893
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 14,920	$ (5,971)	$ (41,909)
- PER COMMON SHARE - BASIC	$ 0.35	$ (0.14)	$ (1.32)
- PER COMMON SHARE - DILUTED	$ 0.35	$ (0.14)	$ (1.32)
NET INCOME (LOSS)	$ 14,920	$ (37,235)	$ (59,129)
- PER COMMON SHARE - BASIC	$ 0.35	$ (0.88)	$ (1.87)
- PER COMMON SHARE - DILUTED	$ 0.35	$ (0.88)	$ (1.87)
TOTAL ASSETS	$ 145,133	$ 123,036	$ 212,462
TOTAL LONG TERM FINANCIAL LIABILITIES	$ 879	$ 570	$ 23,908
DIVIDENDS DECLARED	—	—	—
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	42,373,297	42,491,604	31,681,108
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – DILUTED	42,776,027	42,491,604	31,681,108
COMMON SHARES OUTSTANDING AT YEAR-END	43,235,662	41,893,744	42,600,844

As disclosed in Note 4 to the consolidated financial statements and discussed in this MD&A, Ackerman International Corp., the Fishing Division, the Bits Division and the Company's Mexican operations have been accounted for as discontinued operations in 2004. Prior years' information has been restated accordingly.

Included in the loss from continuing operations for the year ended December 31, 2003 is a goodwill impairment charge of $19.5 million.

The reduction in long term financial liabilities in 2004 compared to 2003 resulted primarily from the proceeds received on the sale of the Fishing and Bits divisions.

SUMMARY OF QUARTERLY RESULTS

(In thousands of Canadian dollars, except per share figures)	4th Q 2005	3rd Q 2005	2nd Q 2005	1st Q 2005
REVENUE	$ 30,696	$ 24,820	$ 20,696	$ 21,874
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 5,304	$ 3,707	$ 2,436	$ 3,473
- PER COMMON SHARE – BASIC	$ 0.12	$ 0.09	$ 0.06	$ 0.08
- PER COMMON SHARE – DILUTED	$ 0.12	$ 0.09	$ 0.06	$ 0.08
NET INCOME (LOSS)	$ 5,304	$ 3,707	$ 2,436	$ 3,473
- PER COMMON SHARE – BASIC	$ 0.12	$ 0.09	$ 0.06	$ 0.08
- PER COMMON SHARE – DILUTED	$ 0.12	$ 0.09	$ 0.06	$ 0.08

(In thousands of Canadian dollars, except per share figures)	4th Q 2004	3rd Q 2004	2nd Q 2004	1st Q 2004
REVENUE	$ 17,614	$ 14,853	$ 16,216	$ 16,054
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 989	$ (2,646)	$ (3,059)	$ (1,255)
- PER COMMON SHARE – BASIC	$ 0.02	$ (0.06)	$ (0.07)	$ (0.03)
- PER COMMON SHARE – DILUTED	$ 0.02	$ (0.06)	$ (0.07)	$ (0.03)
NET INCOME (LOSS)	$ 791	$ (15,131)	$ (21,949)	$ (946)
- PER COMMON SHARE – BASIC	$ 0.02	$ (0.36)	$ (0.52)	$ (0.02)
- PER COMMON SHARE – DILUTED	$ 0.02	$ (0.36)	$ (0.52)	$ (0.02)

FOURTH QUARTER - 2005

Revenue

Revenue improved in the fourth quarter of 2005 to $30.7 million compared to $17.6 million in 2004 due to overall strong activity in all areas of the Company's business and the impact of the Stabeco acquisition that added approximately $4.4 million in revenue during the fourth quarter. Geographically, revenue was broken down between $11.0 million (2004 - $5.0 million) in Canada, $14.4 million (2004 - $7.7 million) in the United States and $5.3 million (2004 - $4.9 million) from various international locations, the largest of which were Venezuela (2005 - $2.5 million; 2004 - $2.0 million) and Holland (2005 - $0.9 million; 2004 - $0.9 million).

Expenses and margins

Gross margins for the fourth quarter of 2005 remained strong at 51 percent of revenue (2004 – 44 percent) despite a $0.6 million specific provision recorded by the Company to write-down certain slow-moving and obsolete inventory. The year-over-year improvement in gross margin percentage resulted from a number of factors including: a) improved results in the Company's EM-MWD product line; b) cost rationalization efforts and general management improvements incorporated since August 2004; c) price increases implemented in a limited number of product lines during the third quarter of 2005; and d) the impact of spreading the Company's fixed costs over a larger revenue base.

General and administrative

General and administrative costs for the fourth quarter of 2005 were $4.5 million (15 percent of revenue) as compared to $3.8 million (21 percent of revenue) in the same period of 2004. The increase primarily relates to $0.6 million of G&A associated with the Stabeco product line, which did not exist in the prior year.

Amortization

Amortization expense increased to $3.0 million in the fourth quarter of 2005 from $2.6 million in the prior year. The increase primarily relates to amortization on assets acquired in the Stabeco acquisition.

Interest

Interest expense during the quarter was $0.1 million compared to $0.2 million recorded in the same period of 2004. The reduction relates to the year-over-year decline in debt levels.

Stock-based compensation

Stock-based compensation expense for the fourth quarter of 2005 was $0.2 million compared to a nominal amount in 2004. The increase in 2005 relates to a large grant of stock options to key employees late in the year.

Other income

In the fourth quarter of 2005, NQL recorded $0.1 million in other income primarily related to interest income earned during the quarter. This compares to other income of $0.5 million in 2004 related primarily to a gain on the sale of a test rig.

Net income and income per share

Overall, the Company recorded net income of $5.3 million ($0.12/share) during the fourth quarter of 2005 compared to income from continuing operations of $1.0 million ($0.02/share) and net income of $0.8 million ($0.02/share) in 2004, respectively. The significant increase in revenue and margins resulted in the large year-over-year increase in income and income per share.

THIRD QUARTER – 2005

The third quarter of 2005 marked a turning point for NQL as the Company shifted its focus to growth initiatives highlighted by the acquisition of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco") on September 1, 2005.

Financial results during the third quarter of 2005 continued to reflect the strong industry conditions in which NQL was operating and resulted in third quarter revenue and income from continuing operations of $24.8 million and $3.7 million, respectively. These results compare very favorably to revenue of $14.9 million and a loss from continuing operations of $2.6 million in the third quarter of 2004.

The increase in revenue resulted from higher activity levels in both the US (primarily the US Gulf Coast, West Texas and Rocky Mountain regions) and Canadian markets. The improvement in year-over-year revenue in Canada resulted primarily from tool sales, third party manufacturing revenue and the Stabeco acquisition. In the US, the improvement resulted primarily from increased motor rentals and EM-MWD revenue. Internationally, the Company experienced year-over-year increases in revenue in the Middle East, Venezuela and the Far East, partially offset by reduced revenue in Europe and Argentina.

The Company exited the third quarter operating at virtually full capacity in most geographic locations and in response to this situation increased manufacturing and servicing output to meet increasing demand. NQL was running two shifts in its Nisku manufacturing facility and 24 hour operations in most of its North American service facilities.

SECOND QUARTER – 2005

Strong industry conditions, a resurgence of the Company's downhole motor business in the United States, and very high demand for the Company's EM-MWD product line, all contributed to improved year-over-year results in the second quarter of 2005.

Revenue in the second quarter of 2005 improved to $20.7 million, representing an increase of $4.5 million (28 percent) over the $16.2 million recorded in 2004. The increase in revenue resulted from a significant year-over-year increase in the Company's EM-MWD product line and strong motor revenue in the US Gulf Coast, West Texas and Rocky Mountain regions. In addition, Canadian revenue improved year-over-year as a result of increased tool rentals (primarily hole openers) and third party manufacturing.

In addition, the Company continued to strengthen its balance sheet and exited the second quarter of 2005 with a working capital surplus of $45.3 million (including excess cash of $5.6 million) and available debt facilities in excess of $20 million.

During the quarter shareholders approved a name change from NQL Drilling Tools Inc. to NQL Energy Services Inc. In addition, the Company changed its ticker symbol from NQL.A to NQL. Both of these changes were effective July 11, 2005.

FIRST QUARTER – 2005

Revenue increased in the first quarter of 2005 by 36 percent to $21.9 million (2004 - $16.1 million) while income from continuing operations increased by 377 percent to $3.5 million (2004 – loss of $1.3 million).

In addition to strong industry conditions, the key factors that contributed to the strong first quarter results included: strong demand for the rental and leasing of the Company's EM-MWD tools in Canada, the United States and Australia; the closing of the sale of three EM-MWD systems in the United States; a significant sale of motor parts into the Far East; strong demand for both the rental and sale of motors in virtually all geographic locations; an improvement in gross margins as the Company's operating leverage, combined with impact of cost cutting, began to take hold; and reduced general and administrative costs stemming from the restructuring of the Company.

FOURTH QUARTER – 2004

The fourth quarter of 2004 marked a turning point for NQL as eleven consecutive quarters of losses were replaced with moderate profitability. Strong industry conditions and an expanded sales force combined to increase fourth quarter revenue while restructuring efforts by the new management team led to improved margins.

Revenue improved in the fourth quarter of 2004 to $17.6 million compared to $14.3 million in 2003 due to strong activity levels in Canada and the Rocky Mountain region of the U.S.

Fourth quarter 2004 operating results were negatively impacted by $0.3 of severance, restructuring and related charges compared to $2.9 million of similar type costs incurred in the fourth quarter of 2003. In addition, the Company posted $0.5 million in other income in the fourth quarter of 2004 primarily related to a gain on the sale of a test rig. This compares to other expenses incurred in the fourth quarter of 2003 of $3.9 million, which included $2.9 million related to a write-down of the Company's Bolivian assets in conjunction with an anticipated sale and $1.1 million related to a write-down of the test rig.

THIRD QUARTER – 2004

The third quarter of 2004 marked a conclusion to the strategic process that began in March of that year. The sale of both the Fishing and Bits Divisions were completed during the quarter leaving the Company with its core business, the Tools Division.

Revenue during the third quarter of 2004 decreased 28% to $14.9 million from $20.6 million in the prior year. In Canada, revenue declined 38% from the prior year, due primarily to the wet weather experienced in Alberta during the quarter which significantly hampered drilling activity. In the US, revenue declined 27% compared to 2003 as a result of a large sale of EM systems ($2.8 million) included in the prior year's figures, which was not replicated in 2004. With this sale removed from the prior year, revenue in the US remained relatively flat for the quarter. International revenue declined 24% compared to the prior year, primarily as a result of a large sale of motors into Vietnam ($2.8 million) occurring in 2003. Without this large sale in 2003, international revenue would have increased on a year-over-year basis.

Third quarter 2004 operating results were negatively impacted by $3.4 of restructuring costs, the majority of which related to severance costs. This compares to $4.5 million of similar type costs incurred in the third quarter of 2003.

SECOND QUARTER – 2004

Second quarter results for the Company reflected improvements in revenue levels and cost structure, however, the ongoing restructuring of the Company continued to have a significant negative impact on bottom line financial results.

The Company experienced increased revenue levels in all of its geographic areas, which can be attributed to the stronger oil and gas drilling environment in 2004 compared to 2003 and an improved internal focus on operations in 2004 whereas the second quarter of 2003 was marred by the financial crisis the Company was then experiencing.

As a result of the restructuring efforts during the year, operating margins for the second quarter from continuing operations saw improvement on year-over-year basis.

The Company incurred costs of $4.2 million in the second quarter of 2004 related to writing down assets held for sale to fair value. In addition, included in discontinued operations for the second quarter were $17.9 million of charges related to writing down the carrying value of the assets of the Fishing and Bits Divisions to the estimated net proceeds on sale.

FIRST QUARTER – 2004

Revenue in the first quarter of 2004 was up year-over-year after ignoring the impact of a large motor sale in Canada occurring in the first quarter of 2003. Operating margins improved compared to the prior year, primarily resulting from reductions in both general and administrative expenses and amortization expense. The reduction in general and administrative expenses resulted from cost cutting initiatives implemented in early 2004, whereas the reduction in amortization expense relates to the requirement under Canadian GAAP to stop amortizing assets once they are classified as being held for sale.

As a result of the significant year-over-year reduction in the Company's debt levels, interest expense ($0.8 million) for the first quarter of 2004 declined from the prior year ($1.9 million).

Effective January 1, 2004, changes to the accounting rules with respect to stock based compensation resulted in an expense for the quarter of $0.6 million. The rules require that the fair value of common share purchase options to be recorded in the income statement over the vesting period of the options. As the Company retroactively applied this standard without restatement of prior periods, there was no corresponding expense for the quarter ended March 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

NQL's cash flow from continuing operations, before net changes in operating working capital items, was $31.7 million in 2005 compared to the 2004 cash flow from continuing operations of $3.5 million.

Net cash used in financing activities was $2.5 million in 2005 compared to $30.6 million in 2004. During 2005, the Company received cash from proceeds of new long term debt and the issuance of capital stock of $8.8 million and $0.4 million, respectively. In addition, the Company repaid long-term debt during the year of $11.7 million. During 2004, the Company received cash from the proceeds of new long term debt of $35.5 million. These funds, in combination with the proceeds received from dispositions during 2004, were used to repay long-term debt by $65.3 million and to repurchase capital stock of $0.9 million.

In 2005, the net cash used in investing activities was $19.9 million, which related to the Stabeco acquisition ($17.8 million) and capital expenditures ($9.4 million – primarily related to the addition of downhole tools), partially offset by proceeds from the sale of capital assets ($7.3 million). In 2004, the net cash provided by investing activities was $40.8 million. This related to the proceeds received from dispositions during the year, primarily the Fishing and Bits division sales. As described above, these funds were used to reduce long-term debt. In addition, the Company incurred capital expenditures during 2005 of $12.8 million, which was partially offset by $7.9 million in proceeds from the sale of capital assets. These capital expenditures primarily relate to the addition of new downhole tools and manufacturing equipment.

At December 31, 2005, the Company had positive working capital of $43.6 million compared to $31.5 million at December 31, 2004. The increase in working capital relates to the strong operating results experienced during the year.

At December 31, 2005, the Company had two revolving, operating lines of credit, restricted by specific margin requirements, which were limited to maximum amounts of $13.0 million (increased to $15.0 million subsequent to year-end) and 0.2 million Euros, respectively. At December 31, 2005, the Company had no amounts outstanding on either of these lines of credit.

At December 31, 2005, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout 2006.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations.

At December 31, 2005, the Company had no off-balance sheet financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES (continued)

Capital Resources

NQL had long-term debt (excluding current portion) at December 31, 2005 of $0.9 million compared with $0.6 million at December 31, 2004.

On March 1, 2005, NQL amended its credit agreement with its lender to allow the Company to draw up to $10.0 million of long-term debt. In September 2005, the Company borrowed $8.6 million to fund the acquisition of the operating assets and business of Stabeco. At December 31, 2005, the balance outstanding under this loan was $2.0 million, which was repaid in full in January 2006, through available cash resources.

In March 2006, NQL signed a new loan agreement with its lenders to allow the Company to draw up to $20.8 million of long-term debt and $15 million under an operating line of credit. On March 16, 2006, the Company borrowed US$15.0 million under the long-term debt portion of this new agreement to fund the acquisition of Prescott.

In addition, at December 31, 2005, the Company had various other debts totaling approximately $0.9 million.

At December 31, 2005, the Company had obligations under operating leases and employment contracts of $3.0 million.

Contractual Obligations	Payments due by Period				
(Thousands of Canadian dollars)	Total	Less than 1 year	1 –3 years	4 –5 years	After 5 years
Long-term debt	$ 2,373	$ 1,720	$ 280	$ —	$ 373
Capital lease obligations	484	258	217	9	—
Operating leases and employment contracts	2,975	1,581	1,138	256	—
Total Contractual Obligations	$ 5,832	$ 3,559	$ 1,635	$ 265	$ 373

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Vice President Finance evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005 and in respect of the 2005 year end reporting period.

SHARE CAPITAL

In November 2005, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,159,433 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced November 2, 2005 and will terminate on November 1, 2006. In 2005, the Company did not repurchase any of its Class A common shares.

Share capital increased $6.1 million to $184.4 million at the end of 2005 from $178.3 million at the end of 2004. This was the result of the shares issued in conjunction with the Stabeco acquisition ($5.7 million) and stock options and warrants exercised during the year ($0.4 million).

At December 31, 2005, NQL had 43,235,662 Class A common shares outstanding and 2,401,500 stock options outstanding (832,900 exercisable). This compares to 41,893,744 Class A common shares, 1,907,500 stock options (740,500 exercisable) and 102,126 warrants (all exercisable) outstanding at December 31, 2004. Details regarding stock option and warrant pricing can be found in Note 13 to the 2005 consolidated financial statements.

At March 17, 2006, the Company had 43,247,662 Class A common shares outstanding and 2,379,500 stock options outstanding.

TRANSACTIONS WITH RELATED PARTIES

During the year, the Company paid interest and financing fees of nil (2004 – $0.1 million) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

DIVIDENDS

No dividends were paid in 2005 or 2004. The Company's current policy is to retain its cash reserves to finance capital expenditures and business growth.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, various accounting estimates are made in applying the Company's accounting policies. The estimates require significant judgment on the part of management and are considered critical in that they are important to the Company's financial condition and results.

Management believes the critical accounting estimates for the Company are as follows:

Allowance for Doubtful Accounts

An allowance of $1.3 million has been recorded in the 2005 consolidated financial statements, which reflects the amount of the balance for which collection is considered doubtful. In assessing the ability to collect accounts receivable, management reviews individual customer receivable balances to determine accounts on which collection is not certain. For these accounts, an allowance for doubtful accounts is established. The amount of the allowance is based upon a review of the customer's credit information, past payment practices and overall financial strength of the customer.

Inventory Obsolescence

Inventory, which consists primarily of spare parts, is valued at the lower of cost and net realizable value. Inventory is regularly reviewed and provisions for obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for obsolete inventory that may be required.

Carrying Value of Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of the companies acquired. As at December 31, 2005, the Company had a goodwill balance of $4.3 million. Goodwill is not amortized, but is tested for impairment at least annually. This impairment assessment is critical due to the potential impact on earnings if an impairment of goodwill exists. GAAP requires that a charge to earnings be recorded when the carrying value of a reporting unit's goodwill exceeds the fair value. Valuation of goodwill involves certain judgments including estimating the future cash flows of the reporting unit. Factors that influence these cash flow estimates include industry related long-term forecasts and trends, general long-term economic forecasts and historical results of the reporting unit.

The Company tested its goodwill for impairment as at June 30, 2005 and determined that there was no impairment in the recorded value of goodwill.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful lives. The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future cash flows of the underlying assets will be less than the carrying value of the assets.

Judgment is required in determining the useful life of capital assets and the appropriate method of amortization. Factors considered in estimating the useful lives of capital assets include expected future usage, effects of technological or commercial obsolescence, expected wear and tear from use or the passage of time and the effectiveness of the Company's maintenance program.

The Company's investment in capital assets results in amortization expense being a significant operating cost to the Company and any misjudgment in estimating the useful life of the equipment could result in a misstatement of financial results.

CRITICAL ACCOUNTING ESTIMATES (continued)

Carrying value of deferred development cost

Deferred development costs include the costs and technology associated with the development of new downhole tools. These costs are capitalized in accordance with GAAP, once the Company has determined that commercialization criteria concerning the product or process have been met. These costs are amortized over the estimated useful of the downhole tool. Management regularly reviews its deferred development costs to be reasonably assured of recovery through the future cash flows of the related product.

Future Income Taxes

Future income tax assets are recognized for the benefits from tax losses and deductions provided these benefits are more likely than not to be realized. The assessment of whether these benefits are more likely than not to be realized requires judgment on the part of management. Factors considered in arriving at this determination include the expected life of the tax losses, estimated future taxable income and other possible sources of realization of these losses. At December 31, 2005, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $16.6 million, which are available to offset income of specific entities of the consolidated group in future periods. These losses expire at various times up to the end of 2023, with $6.3 million expiring in 2008. Of these non-capital loss carry forwards, approximately $9.2 million has been recognized as future income tax assets as at December 31, 2005.

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. The Company retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2.7 million with an offsetting increase to contributed surplus to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations" which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company's results from operations or its financial position.

Variable Interest Entities

The Company adopted the CICA guideline on the consolidation of variable interest entities ("VIEs") on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities. Under this new guideline, the Company is required to consolidate VIEs if the investments in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a formula determined by the standard-setters. The implementation of this guideline did not have any material impact on the Company's consolidated statement of operations or consolidated financial position.

FINANCIAL AND OTHER INSTRUMENTS

The Company's significant financial and other instruments consist of accounts receivable and its interest bearing obligations, such as its operating lines and long-term debt.

Accounts Receivable

The Company is exposed to credit risk from its customers, the majority of whom are involved in the oil and gas industry. Overall significant long-term changes in the geopolitical, economic or environmental conditions, as they relate to the oil and gas industry, could adversely affect the Company's ability to realize on its accounts receivable. The amount of this impact is not determinable. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of existing customers on a continuing basis and reviews the credit worthiness of all new customers.

Interest bearing Obligations

NQL utilizes long-term debt, its operating lines and other interest bearing debt to fund capital expenditures and support the day-to-day operations of its business. Through its use of interest bearing obligations, the Company is exposed to interest rate risk. Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency Risk

The Company is exposed to currency risks as a result of its exports to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company is also exposed to currency risk as it relates to its net investment in self-sustaining foreign operations. The functional currency of the majority of the Company's self-sustaining foreign operations is the U.S. dollar. Therefore, the Company is exposed to currency risks relating to changes in the rate of exchange between the Canadian dollar and the U.S. dollar. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair Value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

BUSINESS RISK

The demand for the Company's products and services is largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. A decline in the market price of oil and gas generally results in a reduction in these exploration and development activities that can in turn have an adverse effect on the profitability of the Company. Other factors which can affect exploration and development activities include changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL operates in many international jurisdictions, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with business partners who are familiar with the economic climate and have experience in the foreign jurisdictions. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice.

As several other companies have similar technology to NQL, the Company will be required to maintain a focused and efficient/effective domestic and international sales and marketing program to maintain its current market penetration and exploit selected market opportunities.

Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute, the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Safety risks are managed through the application of safety policies and procedures conducive to promoting safe work practices. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

CONTINGENCIES

The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. The Company anticipates that this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service of the United States. Due to the nature of the matter, the amount of the loss, if any, is not determinable and therefore, no amounts have been accrued in the consolidated financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $6.8 million. At December 31, 2005, the Company had loss carry-forwards available, which could be used to reduce the cash impact of any assessment by approximately $3.2 million. Management will continue to work with its advisors to resolve this issue.

A claim for US$1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

During 2004, the Company settled material litigation in which it was the defendant. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties.

OUTLOOK

Despite the recent decline in natural gas prices, indications from our customers suggest that drilling activity levels are anticipated to remain robust in 2006 as the economics associated with oil and gas exploration remain compelling. NQL's manufacturing and service operations continue to run at very high levels and to date the Company has not received any indication from its customers that would point to a fundamental shift in the direction of the oil and gas industry. As a result, NQL anticipates that demand for its products and services will continue to remain strong and that 2006 will mark another excellent year for the Company. Management will continue with its plans to aggressively grow its business and evaluate opportunities to grow both internally and externally.

Non-GAAP Measures

In this MD&A, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of the Company's core earnings and to assess its performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Management's Responsibility for Financial Statements

The management of NQL Energy Services Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates where necessary. Financial information contained throughout this annual report is consistent with the consolidated financial statements.

The Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee, which is comprised of three directors, none of whom is an officer of the Company, meets periodically with the external auditors and management to satisfy itself that management is properly discharging its financial reporting responsibilities. Specifically, the Audit Committee reviews with management and the external auditors the consolidated financial statements and the report of the auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters.

The shareholders have appointed Deloitte & Touche LLP as the external auditors of the Company and, in that capacity; they have audited the consolidated financial statements in accordance with generally accepted auditing standards for the years ended December 31, 2005 and 2004. The Auditors' Report to shareholders is presented herein.

Kevin L. Nugent
President and Chief Executive Officer

Darren B. Stevenson
Vice President Finance

March 17, 2006

Auditors' Report

To the Shareholders of
NQL Energy Services Inc.

We have audited the consolidated balance sheets of NQL Energy Services Inc. (formerly NQL Drilling Tools Inc.) as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta

February 22, 2006 (except for Note 23, which is as of March 17, 2006)

NQL ENERGY SERVICES INC. – Consolidated Balance Sheets

Years ended December 31, 2005 and 2004
(thousands of Canadian dollars, except share and per share data)

	2005	2004
ASSETS		
CURRENT		
Cash and cash equivalents	$ 1,909	$ 2,321
Accounts receivable	28,162	21,496
Income taxes recoverable	2,322	430
Inventory (Note 5)	22,081	19,715
Prepaid expenses	886	437
Future income taxes (Note 9)	4,876	3,050
	60,236	47,449
OTHER ASSETS (Note 6)	85	140
FUTURE INCOME TAXES (Note 9)	571	6,717
CAPITAL ASSETS (Note 7)	73,543	64,797
INTANGIBLE ASSETS (Note 8)	6,362	1,189
GOODWILL (Note 10)	4,336	2,744
	$ 145,133	$ 123,036
LIABILITIES		
CURRENT		
Bank indebtedness (Note 11)	$ —	$ 894
Accounts payable and accrued liabilities	13,901	9,793
Income taxes payable	802	384
Current portion of long-term debt (Note 12)	1,978	4,927
	16,681	15,998
LONG-TERM DEBT (Note 12)	879	570
FUTURE INCOME TAXES (Note 9)	3,460	763
	21,020	17,331
COMMITMENTS AND CONTINGENCIES (Note 16)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 13)	184,393	178,284
Contributed surplus (Note 13)	6,527	5,862
Deficit	(48,199)	(63,119)
Cumulative translation adjustment (Note 14)	(18,608)	(15,322)
	124,113	105,705
	$ 145,133	$ 123,036

APPROVED BY THE BOARD

Kevin L. Nugent, Director

William J. Myers, Director

NQL ENERGY SERVICES INC. — Consolidated Statements of Operations

Years ended December 31, 2005 and 2004

(thousands of Canadian dollars, except share and per-share data)

	2005	2004
REVENUE	$ 98,086	$ 64,737
DIRECT EXPENSES	47,515	37,707
GROSS MARGIN	50,571	27,030
EXPENSES		
General and administrative	16,817	21,334
Amortization	10,703	8,559
	27,520	29,893
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE UNDERNOTED	23,051	(2,863)
INTEREST EXPENSE (Note 17)	(440)	(2,559)
STOCK-BASED COMPENSATION (Note 13)	(734)	(832)
OTHER INCOME (EXPENSES) (Note 18)	244	(2,893)
FOREIGN EXCHANGE LOSS	(47)	(774)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	22,074	(9,921)
INCOME TAX (EXPENSE) RECOVERY (Note 9)		
Current	(153)	(47)
Future	(7,001)	3,997
	(7,154)	3,950
INCOME (LOSS) FROM CONTINUING OPERATIONS	14,920	(5,971)
LOSS FROM DISCONTINUED OPERATIONS - NET OF INCOME TAXES (Note 4)	—	(31,264)
NET INCOME (LOSS)	$ 14,920	$ (37,235)
INCOME (LOSS) PER COMMON SHARE (Note 21)		
Income (loss) per common share from continuing operations Basic and diluted	$ 0.35	$ (0.14)
Loss per common share from discontinued operations Basic and diluted	$ —	$ (0.74)
Net income (loss) per common share Basic and diluted	$ 0.35	$ (0.88)
Weighted-average number of common shares outstanding - basic	42,373,297	42,491,604
Weighted-average number of common shares outstanding - diluted	42,776,027	42,491,604

	2005	2004
DEFICIT, BEGINNING OF YEAR	$ (63,119)	$ (25,884)
NET INCOME (LOSS) FOR THE YEAR	14,920	(37,235)
DEFICIT, END OF YEAR	$ (48,199)	$ (63,119)

(thousands of Canadian dollars, except share and per share data)

Net inflow (outflow) of cash related to the following activities	2005	2004
OPERATING ACTIVITIES		
Net income (loss) from continuing operations	$ 14,920	$ (5,971)
Items not affecting cash		
Amortization	10,703	8,559
Amortization of deferred financing costs (Note 8)	65	453
Stock-based compensation (Note 13)	734	832
Other expenses (Note 18)	—	2,893
Future income taxes (Note 9)	7,001	(3,997)
(Gain) loss on sale of capital assets	(1,772)	754
	31,651	3,523
Net change in operating working capital items from continuing operations	(8,706)	(871)
CASH PROVIDED BY CONTINUING OPERATIONS	22,945	2,652
CASH USED IN DISCONTINUED OPERATIONS	—	(3,337)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	22,945	(685)
FINANCING ACTIVITIES		
Repurchase of capital stock (Note 13)	—	(868)
Issuance of capital stock	375	45
Proceeds from long-term debt	8,767	35,461
Repayment of long-term debt	(11,689)	(65,269)
CASH USED IN FINANCING ACTIVITIES	(2,547)	(30,631)
INVESTING ACTIVITIES		
Other assets	55	(18)
Proceeds from the sale of capital assets	7,298	7,887
Proceeds on disposal of assets held for sale (Note 4)	—	1,101
Business acquisition (Note 3)	(17,826)	—
Intangible assets	(82)	(650)
Purchase of capital assets	(9,361)	(12,776)
Cash provided by discontinued operations	—	45,274
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(19,916)	40,818
INCREASE IN CASH AND CASH EQUIVALENTS	482	9,502
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), BEGINNING OF YEAR	1,427	(8,075)
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,909	$ 1,427
CASH AND CASH EQUIVALENTS IS COMPRISED OF:		
Cash and cash equivalents	$ 1,909	$ 2,321
Bank indebtedness	—	(894)
	$ 1,909	$ 1,427
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 436	$ 2,692
Income taxes paid (recovered)	$ 1,230	$ (2,086)

1. OPERATIONS

NQL Energy Services Inc. (the "Company"), through its subsidiaries, provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utilities industries on a worldwide basis.

Effective July 11, 2005, the Company changed its name from NQL Drilling Tools Inc. to NQL Energy Services Inc. In addition, the Company simplified its ticker symbol on the Toronto Stock Exchange from NQL.A to NQL.

2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"):

Principles of consolidation

The financial statements of entities that are controlled by the Company, referred to as subsidiaries, are consolidated. Entities that are not controlled, but over which the Company has the ability to exercise significant influence, are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method. All intercompany balances and transactions have been eliminated.

Use of estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the allowance for doubtful accounts, valuation of goodwill, future income taxes, valuation of deferred development costs, inventory obsolescence and useful lives of capital assets. Actual results could differ from those estimates.

Translation of foreign currencies

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated into Canadian dollars at rates of exchange at the time of such transactions. Foreign operations are considered to be self-sustaining and are converted from their respective functional currencies to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates and items included in the consolidated statements of operations, deficit and cash flow are translated at weighted-average rates.

The U.S. dollar is considered to be the functional currency of the Company's subsidiaries in Venezuela, Bolivia and Argentina as most of the activities are conducted in U.S. dollars. Accordingly, the operations of these subsidiaries are translated from the local currency into U.S. dollars using the temporal method, whereby monetary assets and liabilities are translated at the year-end rate of exchange, non-monetary assets and liabilities are translated at the historical rate of exchange and items included in the consolidated statements of operations are translated at weighted-average rates with resulting exchange gains or losses included in the determination of earnings. The U.S. dollar financial statements of these subsidiaries are then translated into Canadian dollars using the current rate method as described above.

The cumulative translation adjustment represents the net unrealized foreign currency loss on the Company's net investment in its self-sustaining foreign subsidiaries.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost. Bank indebtedness, consisting of a revolving operating loan, is included in cash and cash equivalents for purposes of the consolidated statements of cash flow because it fluctuates frequently from being positive to overdrawn and is, therefore, considered an operating activity.

(thousands of Canadian dollars, except share and per share data)

2. ACCOUNTING POLICIES (continued)

Inventory

Spare parts and raw materials are valued at the lower of weighted-average cost and net realizable value. Inventory for resale and work-in-progress are valued at the lower of cost and net realizable value, where cost includes the cost of raw materials, direct labour and manufacturing overhead.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	4% declining balance
Shop equipment	10% to 20% declining balance
Office equipment	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Automotive equipment	30% declining balance
Downhole tools	10% to 20% straight-line, 0% to 25% residual value
Leasehold improvements	over the term of the lease

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred financing costs

Deferred financing costs are amortized on a straight-line basis over the term of the debt facility.

Intangible assets and goodwill

Intangible assets with indefinite lives and goodwill are recorded at cost, not amortized and tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The test is applied to each of the Company's reporting units in accordance with GAAP. As at December 31, 2005 and 2004, the Company had no indefinite life intangible assets. Definite life intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives. Patents, trademarks and customer relationships are amortized on a straight-line basis over ten, four and five years, respectively. The Company evaluates the carrying value of definite life intangible assets whenever changes in circumstances indicate that the carrying value may not be recoverable.

When the carrying value of goodwill (allocated to reporting units) exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Consistent with current industry-specific valuation methods and recommendations for assessment, the Company uses a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

Any impairment in the carrying value of goodwill and intangible assets is charged to expense in the period that the impairment has been determined.

Revenue recognition

Revenue from the rental of products is recognized upon determination of the amount to be invoiced based on usage by the customer which is generally done on a monthly basis. Revenue from the sale of products and delivery of services is recognized upon the passage of title or delivery of services to the customer. Sales of downhole tools are sometimes accompanied by service agreements in order to ensure proper servicing and repair of these tools. Revenue from service agreements is billed and recognized after the service and repair has been completed.

2. ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying value.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided these benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 13.

Commencing January 1, 2004, the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the consolidated financial statements over the vesting period of those options. The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires that certain assumptions be made at the time the options are awarded, including the expected life of the options, the expected number of granted options that will vest and the expected volatility of the stock.

Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with GAAP, once the Company has determined that commercialization criteria concerning the product or process have been met. These projects relate primarily to the development of new downhole tools or improvements to existing downhole tools. Amortization of these costs over the estimated economic life of the downhole tool which is five or ten years, commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

Government assistance

The Company receives government assistance in the form of investment tax credits. Investment tax credits toward research and development expenditures, related to capital assets used for research and development, are credited against the cost of the related capital assets and all other assistance is credited against the related expenses as incurred.

Earnings per share

Basic earnings per common share are calculated using the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated on the basis of the weighted-average number of common shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

Employee future benefits

All employee future benefits are accounted for on an accrual basis. The Company has a defined contribution employee benefit plan covering a significant number of its employees. Depending on length of employment and plan participation, the Company either matches 50% or 100% of individual employee contributions to a maximum of fifteen hundred dollars per year. Employer matching contributions totalled $223 for the year ended December 31, 2005 (2004 - $216).

(thousands of Canadian dollars, except share and per share data)

2. ACCOUNTING POLICIES (continued)

Recently adopted and pending accounting pronouncements

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") guideline on the consolidation of variable interest entities ("VIEs") on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities. Under this new guideline, the Company is required to consolidate VIEs if the investments in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a formula determined by the standard-setters. The implementation of this guideline did not have any material impact on the Company's consolidated statement of operations or consolidated financial position.

In 2005, the CICA approved amendments to new Section 3831, Non-Monetary Transactions, which would converge this section with accounting principles generally accepted in the United States of America and with equivalent requirements in International Financial Reporting Standards. This section requires that all non-monetary transactions be measured at fair value, unless certain criteria are met. The amendments replace culmination of the earnings process as the test for applying fair value measurement with a test of commercial substance. Culmination of the earnings process has been difficult to apply in practice and has depended on an assessment of whether the assets exchanged were similar. Commercial substance, however, involves satisfying one of two objectively determined tests based on assessments of cash flows expected with and without the exchange of the non-monetary items. The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company does not expect adoption of this new section to have a material impact on the Company's consolidated statement of operations or consolidated financial position.

In January 2005, the CICA issued Section 1530, Comprehensive Income. Certain gains and losses arising from changes in fair value will be temporarily recorded outside the income statement in comprehensive income. This section will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact this section will have on its consolidated financial statements.

In January 2005, the CICA issued Section 3855, Financial Instruments - Recognition and Measurement and Section 3865, Hedges. Under these sections, all financial instruments including derivatives are to be included on a company's balance sheet and measured, either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. These sections will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact these sections will have on its consolidated financial statements.

In January 2005, the CICA issued Section 3251, Equity. This section establishes standards for the presentation of equity during a reporting period. This section will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact this section will have on its consolidated financial statements.

In October 2005, the CICA Emerging Issues Committee ("EIC") issued Abstract No. 157, Implicit Variable Interests Under AcG-15 ("EIC-157"). EIC-157 clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006. The implementation of EIC-157 is not expected to have a material impact on the Company's consolidated statement of operations or consolidated financial position.

In December 2005, the EIC issued Abstract No. 159, Conditional Asset Retirement Obligations ("EIC-159"). EIC-159 determined that a conditional asset retirement obligation should not be recognized until the fair value of the liability can be reasonably estimated. EIC-159 will be effective for interim and annual reporting periods ending after March 31, 2006. The Company does not expect the adoption of EIC-159 to have a material impact on the Company's consolidated statement of operations or consolidated financial position.

(thousands of Canadian dollars, except share and per share data)

3. BUSINESS ACQUISITION

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta based Stabeco Industries Inc. ("Stabeco"). Stabeco's business involves the design, manufacture, rent and sale of specialized oil and gas downhole drilling tools with a focus on performance drilling applications. The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $23,680, consisting of share consideration of 1,187,648 common shares with a value of $5,665, cash of $17,826 and long-term debt assumed of $189. The value per share used to calculate the share consideration was $4.77. This price was the weighted-average trading price per share for the period from two business days prior to two business days after the announcement date. The fair value ascribed to the net assets acquired was as follows:

Inventory	$ 806
Capital assets	15,559
Intangible assets	5,723
Goodwill	1,592
Total assets acquired	$ 23,680
Purchase price	
Common shares	$ 5,665
Cash (including $1,226 of transaction costs)	17,826
Long-term debt assumed	189
	$ 23,680

The Company may be required to pay additional consideration contingent on the achievement of certain revenue targets over a five year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at December 31, 2005.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

(a) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. ("Ackerman") for total proceeds of $1,425 U.S. In accordance with GAAP, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2,502. As such, there was no gain or loss recorded on the sale in 2004.

(b) On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22,863 (net of transaction costs of $1,452), of which $1,000 U.S. was held in escrow and included in accounts receivable (these funds were released in full in February 2005). For the year ended December 31, 2004, the Company recorded a total loss on sale of $4,535. Included in this loss is $2,779 representing the tax expense on the sale of goodwill which, in accordance with purchase accounting rules under GAAP, was not previously tax-affected.

(c) On August 27, 2004, the Company sold its Bits Division through the sale of the outstanding shares of Diamond Products International, Inc. for proceeds of $20,507 (net of transaction costs of $1,233), of which $3,000 U.S. was held in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable, and the satisfaction of general indemnification provisions. At December 31, 2005, the Company had received $2,522 U.S. (2004 - $1,500 U.S.) of the escrowed funds. The Company has provided an allowance against the remaining balance held in escrow. For the year ended December 31, 2004, the Company recorded a total loss on sale of $25,700. Included in this loss is $8,919, representing the realization of the cumulative translation adjustment balance on the disposition (Note 14).

(thousands of Canadian dollars, except share and per share data)

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

(d) On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $976. For the year ended December 31, 2004, the Company recorded a gain on sale of $728. Included in this gain is $221 representing the realization of the cumulative translation adjustment balance on the disposition (Note 14).

As a result of the discontinued operations treatment of Ackerman, the Fishing Division, the Bits Division and the Mexican operations, the prior year's operating results and cash flows have been presented separately in the consolidated statements of operations and cash flow.

Assets held for sale

In April 2004, the Company sold its 20% investment in RTI, LLC. ("RTI") and related RTI assets for total proceeds of $600 U.S.

In November 2004, the Company sold its test rig for net proceeds of $1,101.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM-MWD ("EM") wireless guidance assets and related technology. Throughout 2004, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to EM was terminated and management turned its attention to developing it for the long-term as an integral part of the Company. At June 30, 2004, these assets were written down to their estimated fair value net of disposition costs. For reporting purposes, the assets of this business were returned to their respective asset categories at the June 30, 2004 reported amounts, which management believe represented the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in October 2004.

For the year ended December 31, 2005, there were no operating results relating to discontinued operations. Results of discontinued operations for the year ended December 31, 2004 were as follows:

	Fishing	Bits	Mexico	Total
Revenue	$ 13,727	$ 13,392	$ 211	$ 27,330
Income (loss) before goodwill impairment - net of income taxes	$ 1,556	$ (902)	$ (2,411)	$ (1,757)
(Loss) gain on sale - net of income taxes	(3,335)	(9,000)	728	(11,607)
Write down of discontinued operations to fair value, less cost to sell - net of income taxes	(1,200)	(16,700)	—	(17,900)
Loss from discontinued operations	$ (2,979)	$ (26,602)	$ (1,683)	$ (31,264)

Included in the (loss) income before goodwill impairment for the year ended December 31, 2004 are income tax expenses of $663.

5. INVENTORY

	2005	2004
Raw materials	$ 1,330	$ 852
Work-in-progress	3,839	473
Spare parts	15,680	17,306
Inventory for resale	1,232	1,084
	$ 22,081	$ 19,715

(thousands of Canadian dollars, except share and per share data)

6. OTHER ASSETS

	2005	2004
Value added tax	$ 150	$ 130
Other	8	23
	158	153
Current portion (included in prepaid expenses)	73	13
	$ 85	$ 140

7. CAPITAL ASSETS

	2005		
	Cost	Accumulated Amortization	Net Book Value
Land	$ 3,002	$ —	$ 3,002
Buildings	12,683	3,268	9,415
Downhole tools	70,267	23,190	47,077
Shop equipment	24,309	11,787	12,522
Office equipment	1,849	1,530	319
Computer equipment	1,193	932	261
Computer software	831	802	29
Automotive equipment	2,478	1,598	880
Leasehold improvements	477	439	38
	$ 117,089	$ 43,546	$ 73,543

	2004		
	Cost	Accumulated Amortization	Net Book Value
Land	$ 3,077	$ —	$ 3,077
Buildings	13,267	2,950	10,317
Downhole tools	57,239	19,203	38,036
Shop equipment	22,666	10,770	11,896
Office equipment	1,854	1,462	392
Computer equipment	1,131	845	286
Computer software	800	626	174
Automotive equipment	2,041	1,522	519
Leasehold improvements	453	353	100
	$ 102,528	$ 37,731	$ 64,797

Amortization of capital assets for the year amounted to $10,195 (2004 - $8,182).

A significant portion of the downhole tool assets are subject to operating leases of a short-term nature offered to customers, resulting in lease revenue equal to approximately 47% (2004 - 53%) of total revenue.

(thousands of Canadian dollars, except share and per share data)

8. INTANGIBLE ASSETS

	2005		
	Cost	Accumulated Amortization	Net Book Value
Development costs and technology of downhole tools	$ 2,639	$ 1,869	$ 770
Patents	5,162	258	4,904
Trademarks	351	29	322
Customer relationships	290	19	271
Other	477	382	95
	$ 8,919	$ 2,557	$ 6,362

	2004		
	Cost	Accumulated Amortization	Net Book Value
Development costs and technology of downhole tools	$ 2,612	$ 1,733	$ 879
Patents	134	80	54
Deferred financing charges	518	453	65
Other	477	286	191
	$ 3,741	$ 2,552	$ 1,189

Amortization of intangible assets for the year amounted to $573 (2004 - $830) of which $65 (2004 - $453) related to deferred costs of obtaining debt financing has been charged to interest expense. Included in total amortization was $362 (2004 - $282) related to development costs and technology of downhole tools.

Development costs and technology of downhole tools written off during the year amounted to nil (2004 - $152). Development costs and technology of downhole tools deferred during the year amounted to $5,114 (2004 - nil) of which $5,032 was purchased in conjunction with the acquisition of Stabeco (Note 3).

9. INCOME TAXES

The following is a reconciliation of income taxes to the income tax provision included in the consolidated statements of operations, calculated at the Canadian combined federal and provincial income tax rate of approximately 34% (2004 - 34%).

	2005	2004
Income taxes (expense) recovery based on statutory tax rates	$ (7,505)	$ 3,373
Increase (decrease) related to:		
Non-deductible items	(397)	(427)
Foreign tax rate differential	27	297
Other	721	1,025
Change in future income taxes resulting from tax rate reduction	—	(318)
	$ (7,154)	$ 3,950
Current income tax expense	$ (153)	$ (47)
Future income tax (expense) recovery	(7,001)	3,997
	$ (7,154)	$ 3,950

Future income taxes are recognized for consequences attributed to estimated differences between the financial statement carrying value of existing assets and liabilities, and their respective income tax bases.

(thousands of Canadian dollars, except share and per share data)

9. INCOME TAXES (continued)

Future income taxes are comprised of:

	2005	2004
Future income tax assets		
Tax benefits on loss carry-forwards and tax credits	$ 7,920	$ 15,446
Reserves and contingencies	3,161	2,974
Share issuance costs	448	856
Other	53	116
Less valuation allowance	(2,514)	(3,579)
Future income tax assets	9,068	15,813
Future income tax liabilities		
Capital, intangible and other assets	(7,081)	(6,739)
Other	—	(70)
Future income tax liabilities	(7,081)	(6,809)
Future income tax assets - net	$ 1,987	$ 9,004
Classified as:		
Current asset	$ 4,876	$ 3,050
Long-term asset	571	6,717
Long-term liability	(3,460)	(763)
Future income tax assets - net	$ 1,987	$ 9,004

For income tax purposes, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $16,575 (2004 - $43,053), which are available to offset income of specific entities of the consolidated group in future periods. The non-capital loss carry-forwards expire at various times to the end of 2023 with $6,328 expiring in 2008. Of the non-capital loss carry-forwards, $9,181 (2004 - $32,521) has been recognized in these consolidated financial statements. In addition, the Company has capital loss carry-forwards of approximately $43,857 (2004 - $46,326).

10. GOODWILL

	2005	2004
Balance, beginning of year	$ 2,744	$ 2,744
Business acquisition (Note 3)	1,592	—
	$ 4,336	$ 2,744

11. BANK INDEBTEDNESS

At December 31, 2005, bank indebtedness consisted of two revolving operating loans secured by accounts receivable, inventory and general security agreements. These revolving operating loans, restricted to specific margin requirements, were limited to a maximum amount of $13,000 and Euros 248 and bore interest at prime plus 1% and prime plus 1.5%, respectively. Interest expense on bank indebtedness during the year was $95 (2004 - $814).

(thousands of Canadian dollars, except share and per share data)

12. LONG-TERM DEBT

	2005	2004
Canadian term loan, payable in monthly principal payments of $143 beginning September 1, 2005 and due August 31, 2010, bearing interest at prime plus 1.25% and secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries	$ 2,000	$ —
Vehicle loans and leases payable, bearing interest at rates varying from nil to 7.25%, due on dates ranging from February 2006 to February 2010, and secured by specific assets with a net book value of $531	484	440
Canadian term loan, repaid during the year, bearing interest at prime plus 1.25% and secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries	—	4,750
Other	373	307
	2,857	5,497
Less current portion	1,978	4,927
	$ 879	$ 570

The total long-term debt at December 31, 2005, denominated in U.S. dollars is $470 U.S. (2004 - $347 U.S.).

Interest from continuing operations on long-term debt during the year amounted to $269 (2004 - $1,709). Total interest on long-term debt during the year amounted to $269 (2004 - $1,718).

On March 1, 2005, NQL's Credit Agreement with HSBC Bank Canada was amended to allow the Company to draw up to $10,000 of long-term debt. In September 2005, the Company borrowed $8,600 to fund the acquisition of the operating assets and business of Stabeco (Note 3). At December 31, 2005, the balance outstanding under this loan was $2,000, which was repaid in full in January 2006, through available cash resources.

The aggregate principal repayments required to meet the long-term debt obligations in each of the next five years are as follows:

2006	$ 1,978
2007	$ 438
2008	$ 59
2009	$ 6
2010 and thereafter	$ 376

(thousands of Canadian dollars, except share and per share data)

13. CAPITAL STOCK

Authorized
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value
Changes in the Company's common shares outstanding during 2005 and 2004 are as follows:

	2005		2004	
	Number	Amount	Number	Amount
Issued				
Common shares				
Class A common shares				
Balance, beginning of year	41,893,744	$ 177,667	42,600,844	$ 180,684
Issued pursuant to acquisition (Note 3)	1,187,648	5,665	—	—
Stock options exercised:				
- cash consideration	69,000	180	15,000	45
- reclassification from contributed surplus	—	96	—	—
Warrants exercised:				
- cash consideration	85,270	195	—	—
- reclassification	—	590	—	—
Shares repurchased and cancelled (a)	—	—	(722,100)	(3,062)
Balance, end of year	43,235,662	184,393	41,893,744	177,667
Warrants				
Balance, beginning of year	102,126	617	179,535	808
Exercised	(85,270)	(590)	—	—
Cancelled or expired (b)	(16,856)	(27)	(77,409)	(191)
Balance, end of year	—	—	102,126	617
		$ 184,393		$ 178,284

There are no outstanding Class B common shares.

(a) In October 2004, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,130,792 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced October 15, 2004 and terminated on October 14, 2005. In 2004, 722,100 Class A common shares were purchased for cancellation at an average cost of approximately $1.20 per share for total cash consideration of $868. The average-stated value per common share of approximately $4.24 exceeded the average cost to purchase for cancellation with the difference of $2,194 being recorded as contributed surplus.

In November 2005, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,159,433 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced November 2, 2005 and will terminate on November 1, 2006. In 2005, the Company did not repurchase any of its Class A common shares.

(b) In 2005, 16,856 (2004 - 77,409) warrants were cancelled or expired resulting in $27 (2004 -$191) being reallocated from capital stock to contributed surplus.

(thousands of Canadian dollars, except share and per share data)

13. CAPITAL STOCK (continued)

Changes in the Company's share purchase warrants outstanding during 2005 and 2004 are as follows:

	2005		2004	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Outstanding, beginning of year	102,126	$ 2.76	179,535	$ 3.49
Exercised	(85,270)	2.29	—	—
Cancelled or expired	(16,856)	5.15	(77,409)	4.44
Outstanding, end of year	—	$ —	102,126	$ 2.76

Stock-based compensation plan

The Company maintains an Employee, Director and Consultant Stock Option Plan under which the Company may grant options for up to 5,400,000 shares of Class A common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. Options awarded are exercisable for a period of up to 10 years. Typical vesting arrangements provide for vesting over four years.

Subsequent to year-end, the Company cancelled 10,000 options originally granted at $5.16. 12,000 options were exercised after year-end at an average price of $3.58.

A summary of the status of the Company's stock option plan as at December 31, 2005 and 2004 and changes during the years ended on those dates is presented below:

	2005		2004	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Outstanding, beginning of year	1,907,500	$ 2.83	3,471,165	$ 4.00
Granted	945,500	4.60	750,000	1.02
Exercised	(69,000)	2.60	(15,000)	3.00
Cancelled or expired	(382,500)	4.54	(2,298,665)	4.00
Outstanding, end of year	2,401,500	$ 3.26	1,907,500	$ 2.83

The following table summarizes information about stock options outstanding as at December 31, 2005:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding December 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable December 31, 2005	Weighted-Average Exercise Price
$1 - $5	1,833,500	3.59 years	$ 2.37	735,900	$ 2.39
$5 - $10	563,000	4.88 years	6.11	92,000	7.37
> $10	5,000	1.92 years	10.90	5,000	10.90
$1 - $11	2,401,500	3.89 years	$ 3.26	832,900	$ 2.99

(thousands of Canadian dollars, except share and per share data)

13. CAPITAL STOCK (continued)

For the year ended December 31, 2005, the Company recorded compensation expense relating to stock options totalling $734 (2004 - $832) with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.92% (2004 - 3.57%), an average life of five years and a volatility of 64.85% (2004 - 60.86%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

Contributed surplus

The following table summarizes the changes in contributed surplus during 2005 and 2004.

	2005	2004
Opening balance	$ 5,862	$ 2,645
Shares repurchased and cancelled	—	2,194
Stock-based compensation	734	832
Reclassification to capital stock - stock options exercised	(96)	—
Expiry of share purchase warrants	27	191
	$ 6,527	$ 5,862

14. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

The changes in this account are as follows:

	2005	2004
Cumulative unrealized loss, beginning of year	$ (15,322)	$ (19,394)
Unrealized loss for the year on translation of net investment	(3,437)	(4,626)
Realized loss on sale of DPI (Note 4)	—	8,919
Realized gain on sale of Mexican assets (Note 4)	—	(221)
Realized loss from reduction in net investment of foreign subsidiaries	151	—
Cumulative unrealized loss, end of year	$ (18,608)	$ (15,322)
U.S. dollar exchange rate, end of year	1.1660	1.2048
Euro exchange rate, end of year	1.3811	1.6438

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

(thousands of Canadian dollars, except share and per share data)

15. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer Liability insurance coverage that mitigates a portion of its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

16. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to future payments under operating leases and employment contracts as follows:

2006	$ 1,581
2007	$ 892
2008	$ 246
2009	$ 183
2010	$ 73

Contingencies

(a) A claim for $1,200 U.S. has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

(b) The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. The Company anticipates that this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service of the United States. Due to the nature of the matter, the amount of the loss, if any, is not determinable and therefore, no amounts have been accrued in these consolidated financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $6,800. At December 31, 2005, the Company had loss carry-forwards available, which could be used to reduce the cash impact of any assessment by approximately $3,200. Management will continue to work with its advisors to resolve this issue.

17. INTEREST EXPENSE

	2005	2004
Interest on long-term debt (Note 12)	$ 269	$ 1,709
Interest on bank indebtedness (Note 11)	95	814
Other	76	36
	$ 440	$ 2,559

(thousands of Canadian dollars, except share and per share data)

18. OTHER INCOME (EXPENSES)

	2005	2004
Write-down of EM assets (a)	$ —	$ (2,900)
Gain on sale of research and development equipment	—	301
Other	244	(294)
	$ 244	$ (2,893)

(a) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM-MWD wireless guidance assets and related technology. As a result of this decision, this equipment was marketed for sale by third party business advisors during 2004. The various indications of value arising from the sale process indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2,900. Accordingly, the Company recorded an impairment loss of $2,900 in 2004.

19. RELATED PARTY TRANSACTIONS

During the year, the Company paid interest and financing fees of nil (2004 - $110) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

20. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and other like amounts that will result in future cash receipts as well as accounts payable and accrued liabilities, borrowings and other like amounts that will result in future cash outlays.

Interest rate risk

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2005, a 1% increase or decrease in interest rates would have reduced or increased income before income taxes by approximately $32.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a large number of customers dispersed across many different geographical locations internationally which minimizes concentration of credit risk. In addition, significant customers include large, well established, private and publicly traded corporations. Concentration of credit risk with respect to accounts receivable is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Currency risk

The Company is exposed to currency risk as a result of its export to foreign jurisdictions of goods produced in Canada. This risk is partially covered by purchases of goods and services in the foreign currency. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

(thousands of Canadian dollars, except share and per share data)

21. INCOME (LOSS) PER COMMON SHARE

The calculation of basic and diluted income (loss) per common share is based on the weighted average number of common shares outstanding during the year, net of shares repurchased. In calculating diluted income (loss) per common share under the treasury stock method, the numerator remains unchanged from the basic income (loss) per common share calculation, as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted income (loss) per common share is as follows:

	2005	2004
Weighted average number of common shares outstanding		
Used to calculate basic income (loss) per common share	42,373,297	42,491,604
Effect of dilutive securities	402,730	—
Weighted average number of common shares outstanding		
Used to calculate diluted income (loss) per common share	42,776,027	42,491,604

In 2004, the inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.

22. SEGMENTED INFORMATION

As a result of the decision to dispose of the Company's Bits and Fishing Divisions resulting in discontinued operations treatment of these segments (Note 4), the Company now operates in one reportable segment, the Tools Division.

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	2005	2004
Revenue		
Canada	$ 27,926	$ 15,502
United States	50,159	30,643
International	20,001	18,592
	$ 98,086	$ 64,737
Capital Assets		
Canada	$ 34,226	$ 24,301
United States	28,197	27,609
International	11,120	12,887
	$ 73,543	$ 64,797

23. SUBSEQUENT EVENTS

On March 16, 2006, the Company acquired all of the outstanding share and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors primarily in the Gulf Coast region of the United States of America. The total cost of the purchase was $18,000 U.S. cash, plus an earn out equal to 25% of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums.

On March 13, 2006, NQL signed a new loan agreement with its lenders to allow the Company to draw up to $20,800 of long-term debt, in addition to its operating line of credit. On March 16, 2006, the Company borrowed $15,000 U.S. under this new agreement to fund the acquisition of Prescott.

24. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

HEAD OFFICE

NQL ENERGY SERVICES INC.
1507-4th Street
Nisku, Alberta, Canada
T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
website: www.nql.com

DIRECTORS

S. Patrick Shouldice – Chairman (2)
Calgary, Alberta

Thomas R. Bates, Jr. (1)
Houston, Texas

John G. Clarkson (2)
Calgary, Alberta

William J Myers (1)
Carbondale, Colorado

Kevin L. Nugent
Calgary, Alberta

Dean G. Prodan (1) (2)
Calgary, Alberta

(1) member of the Audit and Corporate Governance Committee
(2) member of the Compensation Committee

OFFICERS

Kevin L. Nugent
President and Chief Executive Officer

Callin C. (Joe) Kerr
Senior Vice President Operations

Darren B. Stevenson
Vice President Finance

Doug H.L. Edwards
Vice President Manufacturing

Susan J. Foote
Corporate Secretary

BANKER

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL

Miles Davison LLP
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
Suite 600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone: (780) 232-2400
Facsimile: (780) 264-2100
For Change of Address / Lost Share Certificates / General Inquiries, please notify by mail, telephone or fax

INVESTOR RELATIONS CONTACT

Susan J. Foote
Corporate Secretary
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: sue.foote@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

NQL Energy Services™

CANADA

Nisku (Edmonton), Alberta
780-955-8828

Calgary, Alberta
403-266-3700

Calgary, Alberta (Stabeco)
403-291-3084

Estevan, Saskatchewan
306-634-8828

Grande Prairie, Alberta
780-532-8115

UNITED STATES

Bakersfield, California
661-327-0226

Casper, Wyoming
307-237-9163

Denver, Colorado
303-925-0399

Interlochen (Traverse City), Michigan
231-357-3377

Lafayette, Louisiana (Prescott)
337-856-5300

Odessa, Texas
432-580-5346

Oklahoma City, Oklahoma
405-688-5000

Parkersburg, West Virginia
304-482-6706

Stafford (Houston), Texas
281-568-1336

Vernal, Utah
435-828-8130

Willis (Houston), Texas (Prescott)
936-344-7700

INTERNATIONAL

Argentina
Neuquen
54-299-448-2808

Bolivia
Santa Cruz
5913-352-4107

The Netherlands
Akersloot
31-72-53-53-53-5

United Arab Emirates
Dubai
9714-347-7719

Venezuela
Ciudad Ojeda
58-265-631-0511

Anaco
58-282-425-5478

Barinas
58-273-533-0808

For complete address and contact information see NQL's website at www.nql.com

Strong Roots for Future Growth

NQL ENERGY SERVICES INC.

ANNUAL REPORT 2005

NQL Energy Services™

Taking Technology Downhole

Annual Information Form

for the year ended December 31, 2005

dated as of March 23, 2005

Table of Contents

Forward-looking Information

Statements in this Annual Information Form relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. These statements are based on certain assumptions and analyses that NQL believes are appropriate in the circumstances. The risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail below in the section titled "Competition and Risk Factors" and in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in NQL's Management's Discussion and Analysis. Consequently, all of the forward-looking statements made in or incorporated by reference in this Annual Information Form are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. We undertake no obligation to update or revise these forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

Corporate Structure

Incorporation of the Company

NQL Energy Services Inc. (the "Company" or "NQL") was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its memorandum and articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta under the Business Corporations Act (Alberta). Effective July 11, 2005, the Company changed its name from NQL Drilling Tools Inc. to NQL Energy Services Inc. In addition, the Company simplified its ticker symbol on the Toronto Stock Exchange from NQL.A to NQL.

The registered and corporate head office of the Company is located at 1507 – 4th Street, Nisku, Alberta, T9E 7M9.

Intercorporate Relationships

The following table sets forth the names of the material subsidiaries of the Company owned directly or indirectly, the percentage of interest owned, and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2005:

Subsidiary	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
Ackerman International Holland B.V.	100%	Holland
Black Max Argentina S.A.	100%	Argentina
NQL Energy Services US, Inc. [(1)]	100%	Texas
NBJ Manufacturas Petroleras (Bolivia) S.A.	100%	Bolivia
NQL Energy Services (Barbados) Ltd. [(2)]	100%	Barbados
NQL Energy Services Canada Ltd.	100%	Alberta
NQL Holland, B.V.	100%	Holland
P&T Servicios Petroleros, C.A.	100%	Venezuela
V.O.F. ACE Downhole Tools and Services	100%	Holland

(1) the name was changed from Black Max Downhole Tools, Incorporated in January of 2004.

(2) the name was changed from NQL (Barbados) Ltd. in January of 2004.

General Development of the Business

Background

The Company, based in Nisku, Alberta, provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services to the directional drilling and performance/straight hole drilling markets, including drilling motors, EM-MWD (electromagnetic measurement while drilling) guidance systems, reamers, drilling jars, shock tools and various other complementary products. The Company's directional drilling motors, shock tools and drilling jars are marketed under the Black Max and Prescott trademarks while its straight hole drilling motors and reamers are marketed under the Stabeco trademark. NQL's EM-MWD directional drilling guidance system is marketed under the BlackStar trademark and is used in conventional and underbalanced drilling fluid systems.

The Company also machines and manufactures products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company provides tong and tubular pick-up and laydown services to customers in Venezuela.

The Company's head office is located in Nisku (Edmonton), Alberta, where it has a full service facility, offering the Company's suite of core products including downhole drilling motors, EM-MWD guidance systems, reamers, drilling jars and shock tools. In addition, the Company has full service downhole tool facilities in Grande Prairie, Alberta; Estevan, Saskatchewan; Stafford, Willis and Odessa, Texas; Casper, Wyoming; Oklahoma City, Oklahoma; Lafayette, Louisiana; Bakersfield, California; Ojeda and Anaco,

Venezuela; Argentina, Holland and the United Arab Emirates. The Company also operates sales and downhole tool stocking facilities in Parkersburg, West Virginia; Traverse City, Michigan; Vernal, Utah; and Barinas, Venezuela, and has sales offices in Calgary, Alberta and Denver, Colorado.

The Company's primary manufacturing and machining facility is located in Nisku, Alberta adjacent to its head office. This facility produces parts and components utilized in the Company's downhole tools business as well as machined goods for third party customers. In conjunction with the Stabeco acquisition in 2005, NQL acquired manufacturing capacity in Calgary, Alberta. This facility produces and repairs Stabeco's square power sections, reamer bodies, cutters and other miscellaneous products. In conjunction with the integration of the Stabeco acquisition, NQL is in the process of closing the facility in Calgary and combining it with the facility in Nisku. This is expected to be completed by the end of the second quarter of 2006. In conjunction with the Prescott acquisition completed in March 2006, the Company acquired a motor manufacturing facility in Lafayette, Louisiana that produces parts and components utilized in the Company's mud lubricated bearing downhole motors. The Company also operates a manufacturing and servicing facility in Stafford, Texas where its EM-MWD systems are manufactured and maintained. In Bolivia, the Company operates a manufacturing and machining facility to produce oilfield products for third party customers in South America.

Three Year History

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain assets and operations of the Company were marketed for sale and sold during the year. The details of these transactions are as follows:

- Ackerman International, Corp. - As at December 31, 2003, the Company owned all of the outstanding shares of Ackerman International, Corp. which was in the business of supplying new and used drilling bits, hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Effective February 5, 2004, the Company sold the operating assets of Ackerman International, Corp. In February 2004, the name of this Company was changed to NQL (Illinois) Inc. At December 31, 2005, this company was inactive.

- Fishing Division - On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division, which was in the business of providing downhole fishing, milling and casing exit services primarily in Canada and the United States under the operating name CanFish.

- Bits Division (Diamond Products International, Inc.) – As at December 31, 2003, the Company owned all of the outstanding shares of Diamond Products International, Inc., which was in the business of designing, manufacturing, and marketing synthetic PDC (polycrystalline diamond cutters) bits, natural diamond bits and coring services on a worldwide basis. On August 27, 2004, the Company sold all of the outstanding shares of Diamond Products International, Inc., including its wholly-owned subsidiary, DPI Venezuela, C.A.

- Mexican Operations - On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets. At December 31, 2005, the Company's Mexican subsidiary, Pre Tempca Servicios de Mexico S.A. de C.V., was inactive.

- RTI - As at December 31, 2003, the Company had a 20% investment in RTI, LLC ("RTI"), a company formed to develop technology related to a new downhole tool. This product was manufactured and marketed exclusively through the Company and its subsidiaries by virtue of a licensing agreement with RTI. The Company disposed of its interest in RTI in April 2004.

Upon completion of the strategic process in August 2004, several of the Company's directors stepped down to facilitate a reconstitution of a smaller Board of Directors suitable to the Company's circumstances. This included R.T. (Tim) Swinton, Bruce Libin, Glen Roane and Derek Martin. Those joining the Board of Directors in 2004 included Dean Prodan and William Myers. Early in 2005, Pat Shouldice joined the Company's Board of Directors and was appointed Chairman shortly thereafter.

In August of 2004, Dean Livingstone, former President, Chief Executive Officer and a director of the Company, left NQL to pursue other interests. As a result, Kevin Nugent, former Chief Financial Officer, was appointed President, Chief Executive Officer and a director of the Company.

In July 2005, the Company hired Mr. Joe Kerr as Senior Vice President Operations, who assumed the overall responsibility for all day-to-day operational matters of the Company.

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco") for a total cost of $23.7 million, consisting of share consideration of 1,187,648 common shares of the Company with an accounting value of $5.7 million, cash of $17.8 million (including transaction costs of approximately $1.2 million) and long-term debt assumed of $0.2 million. NQL satisfied the cash portion of the consideration with approximately $9.2 million of cash-on-hand and approximately $8.6 million of incremental drawings on its existing term debt facility. The Company may be required to pay additional consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at December 31, 2005.

Stabeco's business involves the design, manufacture, rent and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. Stabeco's primary product is its patent protected square motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding significant weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing deviation control and performance drilling technologies. In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers, near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars and square drill collars.

The acquisition of Stabeco represents an important step for NQL in that it adds product lines that are complementary to the Company's existing business while opening up additional access for the Company to the performance drilling market. In addition, as most of Stabeco's revenue comes from Canada, NQL has the opportunity to bring additional value to its shareholders by distributing Stabeco's products through the Company's world-wide distribution network.

Subsequent to year-end (March 16, 2006), the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott") for US$18.0 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. See "Significant Acquisitions" below for additional details.

See "Narrative Description of the Business" below and "Management's Discussion and Analysis" for the year ended December 31, 2005, filed on SEDAR at www.sedar.com on March 30, 2006 for additional details.

Significant Acquisitions

Prescott

Subsequent to year-end (March 16, 2006), the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott") for US$18.0 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. NQL satisfied the cash portion of the consideration with approximately US$3.0 million of cash-on-hand and approximately US$15.0 million of incremental drawings on its debt facilities.

Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing designs ("oil sealed motors") previously offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer it's customers a complete line of downhole motors suitable for any drilling application or customer preference. To date, Prescott has operated almost exclusively in the US Gulf Coast region; however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line.

Narrative Description of the Business

General

NQL Energy Services Inc. is involved in the sale, rental, lease and service of bottom hole assemblies ("BHA's") or BHA components to customers in the directional drilling and performance/straight hole drilling markets on a worldwide basis. In the provision of BHA's, NQL is able to package a number of its products into an integrated solution or provide individual tools to support a customer's existing operation. NQL offers an integrated package consisting of the design, engineering and manufacture of its products and services. NQL operates in Canada, the United States and several international locations and derives most of its revenue from the oil and gas industry.

NQL's two primary products are downhole drilling motors used in directional and performance/straight hole drilling applications and EM-MWD systems which are primarily used in directional drilling applications. Directional drilling involves the drilling of a well bore either directionally (deviation from vertical) or horizontally. Directional and horizontal drilling applications have continued to grow in application over time due to the many advantages associated with this technique including: a) improved reservoir production; b) reduced costs; and c) more favorable environmental impact as several wells can be drilled from the same surface infrastructure. The use of downhole drilling motors in performance/straight hole drilling applications combines the rotation of the drill string with the rotation created by the downhole motor to increase the rate of penetration through delivering more power to the drill bit. The motors work by hydraulically turning the drill bit at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor.

NQL has three downhole drilling motors in its product offering. The Black Max and Prescott motors are primarily utilized in horizontal/directional drilling applications, while the Stabeco square performance motor is utilized in performance/straight hole applications. The Prescott motors are designed with a mud lubricated bearing assembly ("mud lube motors") that is a distinct and separate product from the Black Max motors which are designed with an oil sealed and lubricated bearing assembly ("oil sealed motors"). The mud lube motors traditionally dominate the hot hole and high pressure drilling environments and high speed and offshore drilling applications, whereas the oil sealed motors are better suited for underbalanced drilling, directional drilling situations requiring a sharper curve (i.e. higher build rates) in the formation and when using certain drilling fluids (i.e. higher solids content in the drilling mud). The Company estimates that 70 percent of the world's downhole motors utilize the mud lubricated bearing design while the remaining 30 percent utilize oil sealed bearing designs. In the case of the Stabeco downhole motor, the Company holds several patents related to the square motor design which is of major benefit to the oil company when drilling in hard rock or dipping formations. The square motor is both stabilized and stiff in design which allows the driller to place additional weight on the bit (to increase rate of penetration) without causing flex in the motor which in turn will avoid the creation of bit deflection and hole deviation. The stiff and stabilized features of the Stabeco motor also are very effective in controlling hole deviation in faulted and dipping formations where the drill bit will have a natural tendency to wander from vertical.

The BlackStar™ EM-MWD tools are designed, manufactured, serviced and marketed by the Company for lease and sale to the oil and gas, utility crossing, mining and environmental drilling markets. This tool provides guidance information in directional drilling applications and works by sending electromagnetic signals to the surface that assist operators in determining location and direction of the drill bore.

The Company's drilling jars and shock tools are designed, manufactured and leased to oilfield customers worldwide. Drilling jars are strategically positioned in the drill string and are utilized when the drill string becomes stuck in the hole. When fired, the jarring impact of the tool helps loosen the drill string to allow the driller to either remove the pipe or continue the drilling of the hole. Shock tools are also strategically positioned throughout the drill string to act as shock absorbers to dampen vibrations created while drilling. Both of these product lines are stocked at most of the Company's service centers around the world. NQL also offers a wide variety of additional tools including reamers, stabilizers, anti-torque swivels, utility rig swivels, and rotor catchers. In addition, the Company operates a tubular pick-up and laydown business as well as a power tong business in Venezuela.

For the years ended December 31, 2005, 2004 and 2003, no third party customer exceeded 15% of total consolidated revenue.

During the year ended December 31, 2005, the Company operated in 3 geographical segments: Canada, the United States and International. Revenue is attributed to these geographic segments based upon the country from which the product or service originates. Approximately 29%, 51% and 20% of the Company's consolidated 2005 revenue was generated in Canada, the United States, and internationally, respectively.

As at December 31, 2005, the Company employed approximately 370 employees worldwide.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 103,000 square feet and 45,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively. The Company also owns service facilities in Estevan, Saskatchewan; Odessa, Texas; Casper, Wyoming; two facilities in Venezuela and a manufacturing and machining facility in Bolivia. Other service locations include leased premises in Calgary and Grande Prairie, Alberta; Bakersfield, California; Oklahoma City, Oklahoma; Lafayette, Louisiana; Willis, Texas; Venezuela, Holland, the United Arab Emirates and Argentina. The Company also leases sales and tool stocking facilities in Parkersburg, West Virginia; Traverse City, Michigan and Vernal, Utah and leases sales offices in Calgary, Alberta and Denver, Colorado.

Product Development and Manufacturing

The Company, through its subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. The Company maintains an internal engineering department to assist in the design of new tools and the improvement of existing tools. In addition, due to the requirement for precision tooling, the Company also maintains its own manufacturing facilities. These manufacturing facilities utilize a variety of equipment including NC (numeric control) machine tools to provide the precision machining required in producing downhole tool parts and components. The Company believes that these NC machine tools also provide greater cost effectiveness to the Company than third party manufacturing. Internal manufacturing is supplemented by certain third party manufacturing, most notably the supply of rotors and stators which are sourced from a variety of third parties on a world-wide basis.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, the square motor housing, blockless reamer, drive shaft and bearing assemblies, are protected by patents registered in certain jurisdictions expiring on dates ranging from April 2008 to August 2023. As the Company develops new technology, additional patent protection is obtained when available.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing tool technologies and identifying and developing new technologies to satisfy customer needs. Opportunities for the development of new technologies are customer driven and arise largely from the Company's interaction with its customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of any new technology. If appropriate, prototypes are then designed and tested with a view to commercialization.

Markets and Marketing

The Company's marketing strategy for its downhole tools is to primarily target oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing and mining markets.

In developing downhole tools, the barriers to market entry are substantial which should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. In addition, full-service directional drilling companies are not likely to develop a full range of products but only high demand items.

Competition and Risk Factors

As of December 31, 2005, there were approximately seven companies that manufacture downhole motor assemblies which management considers being competition to the Company. Management considers National Oilwell Varco Inc., Wenzel Downhole Tools Ltd., Hunting Energy Services, LP and Bico Drilling Tools Inc. as the Company's primary competitors in Canada and the U.S. Each manufactures high performance adjustable motors for third party sales and rental. In addition, there are also six large companies that manufacture downhole motor assemblies for in-house purposes only and thus, are considered indirect competitors.

The following have been identified by management as key competitive advantages the Company has over other suppliers of downhole tools:

1. The Company's downhole products are field-proven products.

2. ISO 9001 - 2000 certification.

3. The Company has a good track record in the industry with quality products and good customer support.

4. Large range of motors gives flexibility to meet most drilling applications.

5. Ability to design, develop and manufacture innovative new motors and other downhole tools quickly to meet emerging market niches.

6. The product design and operational characteristics of the Company's drilling motors and EM-MWD guidance systems allow it to diversify into non-oil and gas markets, including mining, utility and drilling markets.

7. The Company is recognized internationally as an industry-leading supplier of quality downhole tool technologies.

8. State of the art testing units (dynamometers) at all service facilities.

9. The Company's infrastructure of domestic and international locations allows it to service its customers wherever they may be.

10. Internal manufacturing and engineering allow the Company to facilitate product development, control costs and meet customer demand when the industry is busy and manufacturing capacity is constrained.

11. Independent supplier of EM-MWD guidance systems.

12. Complementary downhole tools such as reamers, drilling jars and shock tools allow the Company to offer integrated products to its customers.

Management has identified the following risk factors:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is partially mitigated in that the Company's products are also utilized in other industries (i.e. utility crossing and mining).

2. The Company's long-term international business development requires a substantial investment in sales programs, inventory and service facilities.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's products. This could have a negative effect on the Company's current sales to those clients. There are, however, substantial barriers to market entry and the larger directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the

ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in most of its foreign operations.

6. The Company's ability to attract and retain skilled and experienced employees is important to continued success of its operations. The Company mitigates this risk by providing competitive compensation packages and long term incentives to its key employees.

7. Many of the Company's products, such as its EM-MWD guidance systems, are highly technical in nature. Therefore, the Company faces the risk that its products may be rendered obsolete by further technological developments. The Company attempts to mitigate this risk through its ongoing engineering and research and development efforts.

8. The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency.

9. A large percentage of the Company's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Company's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Company's slowest time. During other periods of the year, rainfall can also render some of the secondary and oilfield service roads impassable and as a result can reduce the Company's activity levels below normal or anticipated levels.

See "Management's Discussion and Analysis" for the year ended December 31, 2005, filed on SEDAR at www.sedar.com on March 30, 2006 for additional risk factors.

Selected Consolidated Financial Information

See "Management's Discussion and Analysis" for the year ended December 31, 2005, filed on SEDAR on March 30, 2006.

Management's Discussion and Analysis

See "Management's Discussion and Analysis" for the year ended December 31, 2005, filed on SEDAR on March 30, 2006.

Dividends

NQL has not paid any dividends on its common shares to the date hereof. The Company does not intend to pay any dividends in the near future and future earnings will be retained to finance the growth and development of the business.

Capital Structure

The Company is authorized to issue an unlimited number of Class "A" and Class "B" common shares. At December 31, 2005, the Company had 43,235,662 Class "A" common shares outstanding and no Class "B" common shares outstanding. The Class "A" common shares shall rank equal to the Class "B" common shares. All of the outstanding common shares are fully paid and non-assessable. Holders of the Class "A" common shares are entitled to one vote per share at all shareholders' meetings. Holders of the Class "B" non-voting common shares shall not be entitled to receive notice of or to vote at any general meetings of the Company. Holders of the Class "A" common shares and the Class "B" common shares are entitled to receive dividends as and when declared by the Board of Directors and to receive pro rata the remaining property and assets of NQL upon its liquidation, winding-up or dissolution, subject to the rights of shares having priority.

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on the TSX under the symbol "NQL". The following table sets forth the price range and trading volume of the common shares as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2005			
January	$1.85	$1.45	1,567,406
February	2.47	1.41	2,352,479
March	3.40	2.01	7,230,561
April	3.00	2.56	1,119,803
May	3.23	2.60	1,380,857
June	3.70	3.00	1,674,666
July	4.60	3.11	1,985,696
August	5.13	4.01	1,639,490
September	5.45	4.00	2,109,107
October	5.25	4.05	2,097,251
November	5.60	4.95	1,440,421
December	7.00	5.05	4,073,573

Directors and Officers

The following table sets forth all of the current directors and officers of the Company together with the positions currently held by them, their principal occupation or employment during the last five years and the year in which they were first elected a director of the Company.

Name	Title	Principal Occupation for last five years	Director Since
S. Patrick Shouldice Calgary, Alberta	Chairman of the Board and Director	Independent Business Consultant since 1996; prior thereto President and Chief Executive Officer of Nowsco Well Services Ltd.	December 14, 2004
Kevin L. Nugent Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company since August 2004; From September 2003 to August 2004, Vice President Finance and Chief Financial Officer of the Company; From May 2002 to August 2003, Vice President, SCF Partners, and prior thereto Vice President Finance, Chief Financial Officer, and Corporate Secretary of Enserco Energy Services Company Inc.	August 20, 2004
Thomas R. Bates, Jr. Houston, Texas	Director	Managing Director of Lime Rock Management L.P. since 2001; prior thereto he was Senior Vice President and subsequently President of the Discovery Group of Baker Hughes, Inc. from 1998 to 2000	September 2, 2003
John G. Clarkson Calgary, Alberta	Director	Managing Director of Lime Rock Management Ltd. since 2003. Prior thereto, Managing Director, Clearwater Capital Corporation, since 1997	September 2, 2003
William J Myers Carbondale, Colorado	Director	Independent Business Consultant since 1999; prior thereto Group Vice President – US Operations of Pool Energy Services Co.	August 20, 2004
Dean G. Prodan Calgary, Alberta	Director	Managing Director of Canfund VE II Management Corp., since 1998	June 29, 2004
Callin C. (Joe) Kerr	Senior Vice-President Operations	Senior Vice President Operations of the Company since July, 2005. From 1999 to 2005, VP-US Operations of Ryan Energy Technologies, a wholly owned subsidiary of Nabors Industries Incorporated	N/A
Darren B. Stevenson Sherwood Park, Alberta	Vice-President Finance	Corporate Controller of the Company since June 2003; from November 2000 to June 2003, Vice President Finance and Chief Financial Officer of the Company	N/A
Doug H.L. Edwards	Vice-President Manufacturing	Vice-President Manufacturing of the Company since February 2006, Corporate Manufacturing Manager from July 2005 to February 2006, Manager - Bolivian Operations from January 1999 to July 2005	N/A
Susan J. Foote Edmonton, Alberta	Corporate Secretary	Corporate Secretary of the Company since October 2004; from January 2004 to October 2004, Assistant Corporate Secretary of the Company, prior thereto Legal Assistant to the Company	N/A

Notes:

- Each director of the Company is deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.

As of March 23, 2006, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 116,648 Class “A” common shares representing approximately 0.3% of the issued and outstanding Class "A" common shares of the Company.

At December 31, 2005, the board committees consisted of the: a) Audit and Corporate Governance Committee, the members of which were William J Myers (Chair), Thomas R. Bates, Jr. and Dean G. Prodan; and b) the Compensation Committee, the members of which were John G. Clarkson (Chair), S. Patrick Shouldice and Dean G. Prodan.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Probeauco Financial Corp., a wholly-owned corporation of Dean G. Prodan, a director of the Company, is a significant shareholder of Radiant Energy Corporation ("Radiant"). On April 11, 2003, the Alberta Securities Commission issued a cease trade order against Radiant, its senior officers, directors and significant shareholders for the corporation's failure to file its 2003 year-end audited financial statements. As a result thereof, the Alberta Securities Commission issued a cease trade order against Mr. Prodan. The required financial statements were subsequently filed on May 20, 2003 and there is no longer a cease trade order outstanding against either Radiant or Mr. Prodan.

Auditors, Transfer Agent and Registrar

Deloitte & Touche LLP, Chartered Accountants, 2000 Manulife Place, 10180 – 101 Street, Edmonton, Alberta, T5J 4E4, are the Company's auditors.

CIBC Mellon Trust Company, through its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar for the Common Shares.

Audit and Corporate Governance Committee Information

Audit and Corporate Governance Committee Mandate

The Mandate of the Audit and Corporate Governance Committee is set forth in Appendix "A" of this Annual Information Form.

Composition of the Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee of the Company consists of William J Myers (Chair), Thomas R. Bates, Jr. and Dean G. Prodan. Each member of the Audit and Corporate Governance Committee is independent and none received, directly or indirectly, any compensation from the Company other than for services as a member of the Board of Directors and its committees. All members of the Audit and Corporate Governance Committee are financially literate as defined under Multilateral Instrument 52-110 – Audit Committees.

Relevant Education and Experience

All three members of the Audit and Corporate Governance Committee (William J Myers, Thomas R. Bates and Dean G. Prodan) have held various senior positions requiring regular review of financial statements.

In addition to each member's general business experience, the education and experience of each Audit

Committee Member relevant to the performance of his responsibilities as an Audit Committee member are as follows:

William J Myers (Chair) was educated at the University of Alberta and has served on numerous public company boards and audit committees. Throughout his career, Mr. Myers worked with various oil and gas exploration and production companies in Canada, Alaska and California. Before his retirement in 1999, Mr. Myers was the Group Vice-President - Domestic Operations of Pool Energy Services and responsible for all operations in the United States including offshore Gulf of Mexico, California and Alaska.

Thomas R. Bates Jr. is a graduate of the University of Michigan (B.S.E., M.S.E., and Ph.D.) with degrees in mechanical engineering. Mr. Bates currently serves as a Managing Director of Lime Rock Management, a private equity firm dedicated to investing in energy companies. Previously Mr. Bates served as Senior Vice President, and subsequently President, of the Discovery Group of Baker Hughes, Inc. Prior to that Mr. Bates served as CEO and President of Weatherford Enterra, Inc. and as President of the Anadrill Division of Schlumberger Ltd. Mr. Bates has served on several public company boards and audit committees.

Dean G. Prodan graduated from the University of Saskatchewan with a B.A. in economics. Mr. Prodan currently serves as Managing Director of Canfund VE II Management Corp., a Limited Partnership with institutional sponsorship investing in the Canadian Energy sector. Mr. Prodan also serves as President of UTA Asset Management Corp. advising on energy investments. Previously, Mr. Prodan held the position of President of Dominion Equity Resource Fund Inc. and prior to that spent twelve years in Investment Banking specializing in the Canadian Energy sector. Mr. Prodan has served on several public company boards and audit committees.

Pre-Approval Policies and Procedures

Under the Mandate of the Audit and Corporate Governance Committee, the committee is required to pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit and Corporate Governance Committee is required to pre-approve all non-audit services, including tax services, which the Company's external auditor is to perform.

Auditor Service Fees

The following table discloses the fees billed to the Company during 2005 by its auditors, Deloitte & Touche LLP.

Type of Service Provided	2005	2004
Audit Services	$202,480	$474,670
Audit-Related Services – these services included quarterly reviews	71,020	160,855
Tax Services	64,446	215,887
All other fees – included work related to the issuance of common shares	-	9,446

Legal Proceedings

A claim for US$1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of directors, executive officers, any Company shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding shares of the Company or any known associate or affiliates of such persons, in any transaction during the three most recently completed financial years or during the current financial year or in any proposed transaction which has materially affected or would materially affect the Company.

In July 2003, the Company completed a $10.0 million Liquidity Note Financing from CanFund VE Investors II, L.P. ("CanFund"), a significant shareholder of the Company. The funds were used for working capital purposes, including payment of trade creditors. The note was repaid in full in January 2004.

In September 2003, the Company completed a private placement of 7,936,600 common shares at a subscription price of $3.15 to CanFund and Lime Rock Partners II, L.P. ("Lime Rock"), resulting in both parties becoming significant shareholders in the Company. The net proceeds of $23.7 million were used to repay debt and for working capital purposes.

In October 2003, the Company completed a Rights Offering, in which CanFund and Lime Rock participated, at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 common shares. The net proceeds of $21.5 million were used to repay debt and for working capital purposes.

Material Contracts

The Company has not entered into any material contracts in the past year other than the agreement to purchase all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. (see "Three Year History" above for additional details) and those entered into in the ordinary course of business. In addition, in March 2006, the Company signed an agreement to purchase all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (see "Significant Acquisitions" above for additional details).

Interests of Experts

Deloitte & Touche LLP, the Company's external Auditor, has prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2005. Deloitte & Touche LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta..

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Management Information Circular, dated March 23, 2006, for its Annual General Meeting to be held on May 12, 2006. Additional financial information is provided in the Company's Comparative Financial Statements for the year ended December 31, 2005. Copies of the Management Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company and those documents plus additional information regarding the Company may be found on SEDAR at www.sedar.com.

NQL Energy Services Inc.

MANDATE OF THE AUDIT AND CORPORATE GOVERNANCE COMMITTEE

Policy Statement

It is the policy of NQL Energy Services Inc. (the "Corporation") to establish and maintain an Audit and Corporate Governance Committee (the "Committee"), composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Board shall appoint one member of the Committee to be the Chair of the Committee.

2. Each director appointed to the Committee by the Board shall be an independent director except as otherwise permitted by applicable regulation. In determining whether a director is independent, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Committee shall be "financially literate", except as otherwise permitted by applicable regulation. In order to be financially literate, a director must, at a minimum, have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

Meetings of the Committee

1. The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3. Notice of a meeting of the Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

4. A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee (excluding the Chairman of the Board). However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

5. A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee; however the Committee (i) shall meet with the external auditors independent of management; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

   (b) monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of the Corporation's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) directly oversee the external audit process and results (in addition to items described in Section 4 below) including review and attest services;

   (f) provide an avenue of communication among the external auditors, management and the Board;

   (g) ensure that effective internal controls and management information systems are in place;

   (h) review and implement effective corporate communications policies and practices and ensuring compliance with the Corporation's communication and disclosure policy; and

   (i) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual.

2. The Committee shall have the authority to:

   (a) inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

   (c) engage independent counsel and other advisors as it determines necessary to carry out its duties;

   (d) set and pay the compensation for any advisors employed by the Committee; and

   (e) communicate directly with the internal and external auditors of the Corporation.

3. The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of any disagreements between management and the external auditor regarding financial reporting.

5. The Committee shall:

   (a) review the audit plan with the Corporation's external auditors and with management;

   (b) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

   (c) review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

   (d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

   (e) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

   (f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

   (g) consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

   (h) review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

   (i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases related thereto; and

   (j) oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

6. The Committee shall:

   (a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor, and their compensation, or the discharge of the external auditor when circumstances are warranted;

   (b) consider the recommendations of management in respect of the appointment of the external auditors;

   (c) pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors', or the external auditors of the Corporation's subsidiary entities;

   (d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

   (e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the Change of Auditor Notice called for by National Instrument 51-102 and as required by other applicable securities regulation, and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

7. The Committee shall:

   (a) review with management at least annually, the financing strategy and plans of the Corporation; and

   (b) review all securities offering documents (including documents incorporated therein by reference) of the Corporation.

8. The Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

9. The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

10. The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

11. The Committee shall periodically review with management the need for an internal audit function.

12. The Committee shall review the Corporation's accounting and reporting of environmental costs, liabilities and contingencies.

13. The Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

14. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors or auditing matters.

15. The Committee shall review with the Corporation's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation's financial statements, and any enquiries received from regulators, or government agencies.

16. The Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

17. The Committee shall be responsible for:

    (a) proposing to the Board criteria for assessing the performance of each committee and assessing, on an on-going basis (and at least annually) in accordance with an evaluation process established by the Board, the effectiveness and performance of the committees of the Board (including the Audit and Corporate Governance Committee) and considering, without limitation:

        (i) number and composition of committees,

        (ii) mandate and charter of each committee, and

        (iii) meetings of each committee

    and making recommendations to the Board with respect thereto;

(b) reviewing, approving or making recommendations to the Board or the board(s) of the Corporation's subsidiaries and affiliates in respect of guidelines, policies, procedures and practices relating to matters of corporate governance, including, but not limited to:

  (i) the indemnification by the Corporation or its subsidiaries and affiliates of any director or officer of the Corporation, its subsidiaries or affiliates,

  (ii) the appropriate resolution of any conflict of interest involving an officer, director or shareholder, which is properly directed to the Audit and Corporate Governance Committee by the Chair of the Board, a director, a shareholder, the Board, the internal auditors, the external auditors, or an officer of the Corporation, and

(c) developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Corporation;

(d) evaluating corporate communications policies and practices and overseeing management's disclosure;

(e) recommending for approval by the Board and, where appropriate, the Corporation's subsidiaries and affiliates, the descriptions contained in the required public disclosure documents concerning the governance standards of the Corporation in respect of compliance with applicable legislative, regulatory and stock exchange requirements or standards; and

(f) reviewing management's periodic status and assessment reports, not less than annually, with respect to compliance by the Corporation and, where appropriate, its subsidiaries and affiliates, with corporate governance policies and with respect to applicable legislative, regulatory and stock exchange standards regarding matters of corporate governance.

NQL ENERGY SERVICES INC.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the "**Meeting**") of the holders of Class "A" common shares (the "**Common Shares**") in the capital of NQL Energy Services Inc. (the "**Company**"), will be held at the Metropolitan Conference Centre (Plaza Room) 333 Fourth Avenue SW, Calgary, Alberta T2P 0H9 on Friday, the 12th day of May, 2006, at the hour of 2:00 o'clock in the afternoon for the purposes of:

1. appointing Deloitte & Touche LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

2. setting the number of Directors to be elected at the Meeting for the ensuing year at six (6);

3. electing Directors for the ensuing year; and

4. transacting such other business as may properly be transacted at such meeting or at any adjournment thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular.

Holders of record of Common Shares at the close of business on March 23, 2006 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their Common Shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Management Information Circular, and return it to the Company c/o Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East Unit 6, Toronto, Ontario, M5A 4K9, or by facsimile to 416-368-2502, at least 48 hours before the time of the Meeting or any adjournment thereof or present the form of proxy to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.

Shareholders holding Common Shares registered in the name of a broker or another intermediary should complete and return the proxy or other authorization form provided to such shareholder by their brokers or other intermediaries in accordance with the instructions provided to them in order for their vote to be counted at the Meeting.

DATED at Nisku, Alberta, this 23rd day of March, 2006.

By Order of the Board Of Directors
NQL ENERGY SERVICES INC.
(signed)
Kevin Nugent
President and Chief Executive Officer

We ask that you promptly sign, date and return the enclosed proxy in the envelope provided if it is not your intention to be present at the meeting.

NQL ENERGY SERVICES INC.

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 12, 2006

The undersigned Shareholder of NQL Energy Services Inc. (the "Company"), hereby appoints S. Patrick Shouldice, Chairman of the Board of Directors of the Company, or failing him, Kevin L. Nugent, President and Chief Executive Officer of the Company, or instead of either of the foregoing ________________________, as my Proxy, to vote for me at the Annual General Meeting (the "Meeting) of the Company, to be held at the Metropolitan Conference Centre (Plaza Room) 333 Fourth Avenue SW, Calgary, Alberta T2P 0H9 on Friday, the 12th day of May, 2006, at the hour of 2:00 o'clock in the afternoon, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the undersigned with respect to the matters set forth below:

1.	To appoint Deloitte & Touche LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors	VOTE FOR ☐	VOTE WITHHELD ☐
2.	To fix the number of Directors to be elected at the Meeting for the ensuing year at six (6)	VOTE FOR ☐	VOTE AGAINST ☐
3.	To elect as Directors for the ensuing year, all nominees as follows: S. Patrick Shouldice, John G. Clarkson, William J Myers, Thomas R. Bates, Jr., Dean G. Prodan, Kevin L. Nugent	VOTE FOR ☐	VOTE WITHHELD ☐

The undersigned hereby revokes any prior proxies to vote the common shares covered by this proxy.

Dated this _____ day of _____________, 2006

____
Signature of Shareholder

____
Number of Shares Held

____
Name of Shareholder (*please print*)

NOTES:

1. Each common shareholder has the right to appoint a proxyholder, other than the persons designated in the form of proxy (who need not be a shareholder) to attend and to act for him on his behalf at the Meeting. To exercise such right, the names of management's nominees should be crossed out and the name of the common shareholder's nominee should be legibly printed in the blank space provided, or another proxy in proper form should be completed.
2. In order for this proxy to be effective, it must be provided by mail to Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East Unit 6, Toronto, Ontario, M5A 4K9, or by facsimile to 416-368-2502, not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to commencement of the meeting.
3. In addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of CIBC Mellon Trust Company, at suite 600, 333 – 7th Avenue, SW, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.
4. Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice. However, if any amendments, variations or new matters properly come before the Meeting, this proxy confers discretionary authority upon the shareholder's nominee to vote on such matters in accordance with the nominee's best judgment.
5. The securities represented by this proxy will be voted, and where the shareholder has specified a choice with respect to the above matters, will be voted as directed or, if no direction is given, will be voted in favour of the matters set forth.
6. This instrument of proxy must be dated and must be executed by the Shareholder or his attorney in writing, or if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized. If this instrument of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder.
7. This proxy is solicited by and on behalf of management and the costs of same will be borne by the Company.

Energy Services™
NQL
Taking Technology Downhole

Management Information Circular
for the Annual General Meeting of the Shareholders
to be held on May 12, 2006

SOLICITATION OF PROXIES

This Management Information Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the Management of NQL Energy Services Inc. ("NQL" or the "Company"), for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company. Unless otherwise noted, the information contained in this Information Circular is given as at March 23, 2006.

This Information Circular and accompanying Notice of Meeting and Instrument of Proxy, together with the Company's Consolidated Financial Statements for the year ended December 31, 2005, will be sent by mail or given to Shareholders on or about March 30, 2006.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are S. Patrick Shouldice, Chairman of the Board of Directors of the Company, and Kevin L. Nugent, President and Chief Executive Officer of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's Class "A" common shares (the "Common Shares") are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Company c/o Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East Unit 6, Toronto, Ontario, M5A 4K9, or by facsimile to 416-368-2502, at least 48 hours before the time of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a form of proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his Common Shares by completing the blanks in the form of proxy.

Common Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting on any ballot in accordance with instructions made on such forms of proxy, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's Common Shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this information circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

As at March 23, 2006, the Company's issued and outstanding voting shares consisted of 43,265,662 Common Shares. Holders of Common Shares are entitled, on a ballot vote at the Meeting or any adjournment thereof, to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting.

The Company has set the close of business on March 23, 2006 as the record date for the Meeting. The Company will prepare a list of shareholders of record at such time. A holder of Common Shares named on that list will be entitled to vote such shares then registered in his name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than ten days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold Common Shares through brokers and their nominees and not in their own names. A shareholder who does not hold his or her Common Shares in his or her own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.

Common Shares held by brokers or their nominees can only be voted (for or against any resolution) by the brokers or nominees upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

There are two ways Beneficial Shareholders can vote their Common Shares held by a broker or nominee.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder as to how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investors Communications ("**ADP**"). ADP mails the proxy materials to the Beneficial Shareholders with a voting information form ("**VIF**"), which is prepared by ADP, and asks the Beneficial Shareholders to return the VIF to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP may not be able to use that VIF to vote Common Shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.**

Since the Company has limited access to the names of its Beneficial Shareholders, a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker. However, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Do not otherwise complete the form of proxy or VIF as your vote will be taken at the meeting.**

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10 percent of the voting rights attached to all outstanding Common Shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Lime Rock Partners II, L.P.	8,022,960	18.5%
CanFund VE Investors II, L.P.	8,416,205	19.5%
Howson Tattersall Investment Counsel	4,414,900	10.2%

CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2005 (the "Financial Statements"), together with the Auditor's Report thereon will be presented to shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon are enclosed. Copies of the Financial Statements, Notice of Meeting, Information Circular and Proxy will be available from the Company's corporate headquarters, at 1507 - 4th Street, Nisku, Alberta, T9E 7M9.

National Instrument 51-102, Continuous Disclosure Obligations, ("Instrument") provides that the Company is no longer required to send annual or interim financial statements to its registered shareholders, unless they request copies of same. However, the *Business Corporations* Act (Alberta) requires that annual financial statements be sent to each shareholder, unless waived in writing by the shareholder. The Instrument provides that shareholders will not receive interim financial statements and the management discussion and analysis for the interim financial statements unless requested.

With respect to beneficial shareholders, the Instrument provides that the Company is only required to send annual or interim financial statements to its beneficial shareholders if they request copies of same. The Instrument provides that shareholders will not receive annual and interim financial statements and the management discussion and analysis for the annual and interim financial statements unless requested.

Shareholders are encouraged to review and, if action is desired, send the enclosed return cards to CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

The shareholders will be asked to vote to appoint Deloitte & Touche LLP as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors of the Company. Deloitte & Touche LLP were first appointed as auditors of the Company on June 12, 2002.

It is the intention of the persons named in the Instruments of Proxy, if not expressly directed otherwise in such Instruments of Proxy, to vote such proxies FOR the appointment of Deloitte & Touche LLP as auditors of the Company.

Number of Directors

Shareholders will be asked to approve an ordinary resolution fixing the number of directors of the Company to be elected at the Meeting, at six (6).

It is the intention of the persons named in the Instruments of Proxy, if not expressly directed otherwise in such Instruments of Proxy, to vote such proxies FOR the ordinary resolution fixing the number of directors to be elected at the Meeting at six (6).

Election of Directors

The following persons are proposed by management to be nominated for election as directors of the Company at the Meeting. The names of further nominees for director may come from the floor at the Meeting. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the by-laws of the Company. Officers serve at the pleasure of the Board of Directors.

The following table states the names of all persons proposed to be nominated for election as directors, all other positions and offices with NQL now held by them, their principal occupations or employment, the year in which each of the present directors first became a director of NQL, and the number of Common Shares of NQL beneficially owned or over which control or direction is exercised by such nominees.

Name	Position Held in the Company (1)	Principal Occupation or Employment	Director Since	Shares Owned/Controlled
S. Patrick Shouldice	Chairman of the Board	Independent Business Consultant	2004	40,000
Kevin L. Nugent	President and CEO	President and Chief Executive Officer of the Company	2004	48,800
Thomas R. Bates, Jr.	Director	Managing Director of Lime Rock Management L.P.	2003	- - - (2)
John G. Clarkson	Director	Managing Director of Lime Rock Management Ltd.	2003	- - - (2)
William J Myers	Director	Independent Business Consultant	2004	14,000
Dean G. Prodan	Director	Managing Director of CanFund VE II Management Corp.	2004	- - -

(1) The Company has an audit and corporate governance committee, the members of which are William J Myers (Chair), Thomas R. Bates, Jr. and Dean G. Prodan. The Company has a compensation committee, the members of which are John G. Clarkson (Chair), S. Patrick Shouldice and Dean G. Prodan.

(2) Thomas R. Bates, Jr. and John G. Clarkson (employees of entities affiliated with Lime Rock Partners II, L.P. ("Lime Rock") that holds 8,022,960 shares of the Company) are nominees of Lime Rock. Pursuant to the subscription agreement entered into between Lime Rock and the Company in connection with the Private Placement described in the Information Circular dated August 1, 2003 for the Special Shareholders Meeting held on September 2, 2003, for so long as Lime Rock holds voting shares of the Company, or rights to acquire voting shares of the Company, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Company, more than 12.5 percent of the voting shares of the Company, Lime Rock will have the right to have two nominees named in the slate of directors proposed by management of the Company to shareholders for election as directors at each meeting of shareholders of the Company at which directors are to be elected. For so long as Lime Rock holds voting shares of the Company, or rights to acquire voting shares of the Company, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Company, more than 7.5 percent, and less than or equal to 12.5 percent, of the voting shares of the Company, Lime Rock will have the right to have one nominee named in the slate of directors proposed by management of the Company to shareholders for election as directors at each meeting of shareholders of the Company at which directors are to be elected. The Company has agreed that such slates of directors proposed by management of the Company will be comprised of not more than seven nominees, including nominees of Lime Rock, for so long as Lime Rock has the right to appoint any nominees in the slate of directors proposed by management of the Company. For further detail on Lime Rock's rights to appoint nominees, please see the section entitled Private Placement Transaction, Director Nominees in the Information Circular dated August 1, 2003.

It is the intention of the persons named in the Instruments of Proxy, if not expressly directed otherwise in such Instruments of Proxy, to vote such proxies FOR the election of the nominees described above as directors of the Company.

EXECUTIVE COMPENSATION

For the purposes of relevant securities regulations, the Company had three "Named Executive Officers" during the year ended December 31, 2005. These Named Executive Officers include Mr. Kevin L. Nugent, President and Chief Executive Officer, Mr. Callin C. Kerr, Senior Vice President Operations, and Mr. Darren B. Stevenson, Vice President Finance

Summary Compensation Table

The following table contains information in respect of annual and long-term compensation paid to, or earned by, the Company's Named Executive Officers for the years ended December 31, 2005, 2004 and 2003:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[2]	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Kevin L. Nugent[1] President & Chief Executive Officer	2005	225,000	325,000	Nil	200,000 / 0	Nil	Nil	Nil
	2004	199,061	10,000	47,800	400,000 / 0	Nil	Nil	50,000[3]
	2003	51,692	Nil	Nil	200,000 / 0	Nil	Nil	Nil
Callin C. (Joe) Kerr[4] Senior Vice President Operations	2005	83,425	105,000	Nil	240,000 / 0	Nil	Nil	Nil
Darren B. Stevenson[5] Vice President Finance	2005	144,000	77,600	Nil	50,000 / 0	Nil	Nil	Nil
	2004	144,000	5,000	Nil	50,000 / 0	Nil	Nil	50,000[5]
	2003	144,000	0	Nil	0 / 0	Nil	Nil	564,000[5]

(1) *Mr. Kevin L. Nugent was appointed President and Chief Executive Officer of the Company on August 20, 2004. Prior to that Mr. Nugent served as Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary since September 1, 2003.*

(2) *The value of perquisites and other personal benefits, other than for Mr. Nugent in 2004, did not exceed 10 percent of the Named Executive Officers' salary and bonus. The value of perquisites and other personal benefits for Mr. Nugent in 2004 included a club membership valued at $28,000.00 and a vehicle allowance totalling $18,000.00 for the year.*

(3) *Mr. Nugent and the Company were parties to an employment agreement that was terminated on August 19, 2004 concurrent with Mr. Nugent's appointment as President and Chief Executive Officer of the Company. Pursuant to this agreement, Mr. Nugent was entitled to a retention payment of $50,000 in exchange for his agreement to remain with the Company beyond the initial six month term of his employment which began on September 1, 2003.*

(4) *Mr. Callin C. (Joe) Kerr was appointed Senior Vice President Operations of the Company effective July 11, 2005, amounts in United States dollars.*

(5) *Mr. Darren B. Stevenson served as Vice President Finance and Chief Financial Officer up until June 24, 2003, at which time he tendered his resignation from these positions. In conjunction with this resignation, Mr. Stevenson signed a settlement agreement, which entitled him to receive a severance payment in the amount of $564,000 and also required him to remain with the Company for a minimum period of one year to assistance with various financial issues. On April 19, 2004, Mr. Stevenson signed a retention and amending agreement which entitled him to receive a retention payment of $50,000 and also required him to remain with the Company until September 30, 2004. On October 1, 2004, Mr. Stevenson was appointed Corporate Controller of the Company. On January 1, 2006, Mr. Stevenson was reappointed Vice President Finance of the Company. Mr. Stevenson joined NQL on March 21, 1993.*

Option/SAR Grants During The Most Recently Completed Financial Year

The following table contains information in respect of Options/SAR grants received by the Company's Named Executive Officers for the year ended December 31, 2005:

Name	Securities, Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Kevin L. Nugent	200,000 / 0	21.2%	$6.30	$6.30	December 30, 2010
Callin C. (Joe) Kerr	200,000 / 0	21.2%	$3.27	$3.27	June 29, 2010
	40,000 / 0	4.2%	$6.30	$6.30	December 30, 2010
Darren B. Stevenson	50,000 / 0	5.3%	$6.30	$6.30	December 30, 2010

(1) *All securities under option are Class "A" common shares of the Company*

Option Exercises During The Most Recently Completed Financial Year And Financial Year End Option Values

The following table contains information in respect of Options exercised by the Company's Named Executive Officers for the year ended December 31, 2005 and the Option values as at December 31, 2005. No SAR's were outstanding at year end or were exercised during the year.

Name	Securities Acquired on Exercise [1] (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($)Exercisable / Unexercisable [2]
Kevin L. Nugent	Nil	Nil	280,000 / 520,000	1,232,000 / 1,528,000
Callin C. (Joe) Kerr	Nil	Nil	80,000 / 160,000	242,400 / 363,600
Darren B. Stevenson	Nil	Nil	57,000 / 80,000	110,020 / 154,500

(1) *Class "A" common shares acquired upon exercise of options.*
(2) *Based on the closing price of the Class "A" common shares on the TSX on December 30, 2005 of $6.30.*

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

The Company has a share option plan ("the Plan") which permits the granting of stock options to its, or its subsidiaries', directors, officers, employees and consultants. A maximum of 5,400,000 Common Shares may be reserved for issuance pursuant to the Plan, representing 12.5 percent of the issued and outstanding Common Shares. The maximum number of Common Shares issuable (or reserved for issue) to insiders under all security based compensation arrangements shall not at any time exceed 10 percent of the issued and outstanding Common Shares and the number of Common Shares issued to insiders under all security based compensation arrangements, within a one year period shall not exceed 10 percent of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any one insider under the Plan within a one year period is 5 percent of the Common Shares issued and outstanding at the time of issuance (on a non-diluted basis), excluding Common Shares issued to such insider under the Plan or any other share compensation arrangement over the preceding one year period.

Since May 12, 2005, the date of the Company's last Shareholders' meeting, the following activity in the Plan has taken place:

Balance outstanding on May 12, 2005	1,800,000
Stock options granted	925,500
Stock options exercised	(79,000)
Stock options cancelled or expired	(285,000)
Balance outstanding on March 23, 2006	2,361,500

The current balance of options to acquire 2,361,500 Common Shares represents approximately 5 percent of the Company's currently outstanding Common Shares.

Options granted pursuant to the Plan must be exercised no later than 10 years after the date of grant and vest in such manner as determined by the Board. Typical vesting arrangements provide for vesting over four years. Options vest on the occurrence of a change of control and vesting may be accelerated at the discretion of the Board. Options granted under the plan are non-assignable. The exercise price of options granted is determined by the Board at the time of grant, which in all cases shall not be less than the closing price of the Company's Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.

If a participant under the Plan ceases to be an eligible participant, any options held will expire as provided in the Plan and individual stock option agreements, 30 days after termination of employment, resignation as a director or officer, or death.

The Board may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the optionees, alter or impair any option previously granted, and provided that the directors will not be entitled to amend an option grant for an option held by an insider to lower the exercise price or to extend the expiry date. Any amendment to the Plan is also subject to receipt of all necessary regulatory approvals.

No financial assistance has been provided by the Company to any participant to facilitate the purchase of options under the Plan.

Equity Compensation Plan Information as at December 31, 2005

The following sets forth information in respect of securities authorized for issuance under the Company's equity compensation plans as at December 31, 2005

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,401,500	$3.26	1,729,701
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,401,500	$3.26	1,729,701

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

At December 31, 2005, the Company had contracts with its three Named Executive Officers.

The Employment Agreement (dated August 19, 2004 and amended January 1, 2006) with Mr. Kevin Nugent provides for an annual base salary of $240,000, which shall be subject to upward adjustment from time to time at the discretion of the Board of Directors. The agreement contains a provision for an annual bonus in an amount based upon certain parameters established by the directors to a maximum of 100 percent of annual base salary or such higher amount as the Board of Directors may determine in its sole discretion. The amount of the bonus is recommended by the Compensation Committee and approved by the Board of Directors. In addition, the agreement provides that upon termination of his employment as a result of termination without cause or a change of control of the Company, he shall be entitled to compensation equal to: a) two times his annual base salary; b) a bonus equal to the pro rata portion of the total bonus earned in the fiscal year prior to the termination of the agreement; and c) immediate vesting of all unvested stock options. Mr. Nugent's employment agreement also provides for a monthly vehicle allowance, a health and benefit plan in accordance with Company policy and reimbursement of club membership dues.

The Employment Agreement (dated July 11, 2005) with Mr. Callin (Joe) Kerr provides for an annual base salary of US$175,000 and an annual bonus in an amount based upon certain parameters established by the directors to a maximum of 60 percent of annual base salary. The agreement also provides for a one time grant of 200,000 options to purchase Class "A" common shares of the Company pursuant to NQL's stock option plan with 80,000 of such options to vest immediately and an additional 40,000 to vest on the second, third and fourth anniversary dates of the grant. In addition, the agreement provides for a signing bonus of US$10,000 to be paid in two equal payments of US$5,000.00 on July 1, 2006 and July 1, 2007, respectively. In addition, the agreement provides that upon termination of his employment as a result of termination without cause or a change of control of the Company, he shall be entitled to compensation equal to: a) one time his annual base salary plus twelve months car allowance; b) a bonus equal to the average annual bonus received in the previous two years; and c) immediate vesting of all unvested stock options. Mr. Kerr's employment agreement also provides for a monthly vehicle allowance, a health and benefit plan in accordance with Company policy and reimbursement of reasonable club expenses to a maximum of US$2,000 per year.

The Employment Agreement (dated October 4, 2005 and amended January 1, 2006) with Mr. Darren Stevenson provides for an annual base salary of $155,000 and an annual bonus in an amount based upon certain parameters established by the directors to a maximum of 50 percent of annual base salary. In addition, the agreement provides that upon termination of his employment as a result of termination without cause, he shall be entitled to compensation equal to: a) three months base salary if the agreement is terminated at any time between October 1, 2004 and September 30, 2005; b) six months base salary if the agreement is terminated at any time between October 1, 2005 and September 30, 2006; c) nine months base salary if the agreement is terminated at any time between October 1, 2006 and September 30, 2007; or d) twelve months base salary if the agreement is terminated at any time after September 30, 2007. Notwithstanding the foregoing provisions for termination without cause, should the agreement be terminated within one year of a change of control of NQL as a result of: a) dismissal without cause or b) constructive dismissal, then he shall be entitled to a severance payment equal to twelve months base salary.

COMPOSITION OF THE COMPENSATION COMMITTEE

The members of the Compensation Committee at December 31, 2005 were: John G. Clarkson (Chair), S. Patrick Shouldice and Dean G. Prodan. Mr. Clarkson and Mr. Prodan became members of the Compensation Committee effective August 20, 2004 and Mr. Shouldice became a member effective December 23, 2004. All members of the compensation committee are independent outside directors and none are, or have been, employees of the Company.

REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation is administered by the Compensation Committee as are the Company's bonus plans. It is the Committee's responsibility to review the structure and competitiveness of the Company's overall compensation and benefits programs generally, to make compensation recommendations to the Board of Directors, and to administer the awards of remuneration to the Company's senior officers.

The Company's executive compensation program has four components: base salary, bonuses, benefits plans and the award of stock options or equity linked incentives.

The executive compensation program has been designed to accomplish the following objectives:

a) to attract and retain key personnel;
b) to reward executives for achieving strategic corporate objectives;
c) to motivate executives to act in the best interest of shareholders;
d) to ensure that the Company's compensation for executive positions is competitive; and
e) to encourage Company personnel to aspire to executive positions.

The compensation for all executives in 2005 was consistent with the above policies and is delivered through the above plans. A description of the criteria used in each element of compensation is set forth below:

Base Salaries

Executive officers' salaries are reviewed annually and set by comparing individual salaries to those paid to executives in other companies of comparable size within the oil and gas services industry.

Benefits Plans

The Company has standard benefits plans including health and dental coverage, life and disability insurance, and retirement savings plans consisting of a structured group registered retirement savings plan for its Canadian employees and a 401K plan for its U.S. employees. Depending on the length of employment and plan participation, the Company either matches 50 percent or 100 percent of individual employee contributions to a maximum of $1,500 per year.

Profit Sharing Plan

With input from senior executives, the Committee has developed and instituted a company wide profit sharing plan for employees and a bonus plan for management that is based upon performance criteria. The purpose of the plan is to reward employees in those years when NQL has achieved or exceeded the specific performance benchmarks established by management and the Board. Bonus payments will vary based on the degree to which financial and strategic criteria have been met. Depending on the achievement of the specific performance criteria, non-management employees are eligible for a bonus of up to 7.5 percent of base salary. Operational managers are eligible for a bonus payment of up to 30 percent of base salary while executive management are eligible for bonus payments of up to 60 percent of base salary with the exception of the CEO who is able to earn up to 100 percent of base salary. All bonuses are subject to board discretion.

Stock Option Plan

Directors, executives and senior managers are eligible to participate in the Company's stock option plan. Awards of stock options are made from time to time to participants consistent with the individual's level of responsibility within the Company. Options are priced at the closing trading price of the Company's common shares on the business day immediately preceding the date of grant. Typical vesting arrangements provide for vesting over four years. Other provisions of the options are subject to the terms of the stock option plan and the discretion of the Board.

Summary

The Company's compensation policies are reviewed by the Compensation Committee to ensure that they remain competitive with other peer companies in the oil and gas service industry.

This report is submitted by the Compensation Committee: John G. Clarkson, S. Patrick Shouldice and Dean G. Prodan.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2005, the non-employee directors of the Company received a $20,000 per year retainer paid quarterly and $1,000 per Board or Committee meeting attended in their capacities as directors. Total fees paid to non-employee directors during 2005 were $160,000. For the year 2006, no director is entitled to any fee over and above the $20,000 per year retainer and meeting fees. Directors are granted incentive stock options from time to time. During the year, options were granted to directors as follows:

Name	Securities Under Options Granted	Exercise Price ($/Security)	Expiration Date
Kevin L. Nugent	200,000	$6.30	December 30, 2010

SUMMARY OF BOARD AND COMMITTEE MEETING ATTENDANCE

Name	Board Meetings Attended [1]	Audit and Corporate Committee Meetings Attended [1]	Compensation Committee Meetings Attended [1]
S. Patrick (Pat) Shouldice	8/8	N/A	2/2
Thomas R. Bates, Jr.	8/8	5/5	N/A
John G. Clarkson	8/8	N/A	2/2
William J (Bill) Myers	8/8	5/5	N/A
Kevin L. Nugent	8/8	N/A	N/A
Dean G. Prodan	7/8	5/5	2/2

[1] Attendance in person or by telephone.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of December 31, 2005, excluding "routine indebtedness", no officers, directors or employees (both current and former) or any of their associates were indebted to the Company or its subsidiaries.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the yearly percentage change in cumulative shareholder return on NQL's Class "A" common shares compared to the cumulative return of the S&P/TSX Composite Index for the past five fiscal years, assuming $100.00 investments on December 31, 2000 and reinvestment of dividends during the period.


250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
NQL
S&P/TSX Composite
TSX O&G Service

	2000	2001	2002	2003	2004	2005
NQL	100	94	110	41	20	81
S&P/TSX Composite Index	100	86	74	92	104	126
TSX O&G Services Index	100	78	95	104	135	225

CORPORATE GOVERNANCE

National Instrument 58-101 ("NI 58-101") and the associated National Policy 58-201 ("NP 58-201") requires issuers to disclose their corporate governance practices. These new rules replace the 14 corporate governance guidelines of the Toronto Stock Exchange. Outlined below is the Company's corporate governance disclosure.

1. Board of Directors	
(a) Disclose the identity of directors who are independent	The Audit and Corporate Governance Committee has reviewed the independence of each Director of the Company on the basis of the definition in NI 58-101. A Director is "independent" if he or she has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director's independent judgment subject to certain circumstances where such material relationship is deemed by such definition. The Committee noted that Thomas R. Bates, Jr. and John G. Clarkson are nominees of Lime Rock (pursuant to the subscription agreement entered into between Lime Rock and the Company and in accordance with the Private Placement approved at the Special Shareholders Meeting held on September 2, 2003). Dean G. Prodan is a Managing Director of CanFund VE II Management Corp. Both Lime Rock and CanFund are major shareholders in the Company. Taking the above into account and the roles and relationships of each of the Directors, the Committee determined, after reviewing such definition that five of the six existing and proposed nominee Directors are independent in accordance with the above described definition. The present and proposed directors who are independent are: Thomas R. Bates, Jr., John G. Clarkson, Dean G. Prodan, William J (Bill) Myers and S. Patrick (Pat) Shouldice.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination	After reviewing the abovementioned definition of "independent" and the role and relationship of Mr. Kevin L. Nugent, who is also the President and Chief Executive Officer of the Company, the Committee concluded that Mr. Nugent is not an independent director.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors ("Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities	Five of the six directors of the Company are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	Mr. Bates serves on the Board of Directors of Hercules Offshore, Inc., NATCO Group, Inc., and Reservoir Exploration Technology ASA. Mr. Clarkson serves on the board of directors of Deer Creek Energy Ltd., Slate River Resources, LLC, U.S. Exploration Holdings and Marauder Resources West Coast Inc. Past directorships include IPEC Ltd., SmartSynch Inc. and New Patriot Drilling Inc. Mr. Prodan serves on the Board of Directors of Marauder Resources East Coast Inc. and Macro Enterprises Inc.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors	At each meeting of the Board the five independent directors meet separately without the non-independent director and members of management being present. During 2005 the independent members of the Board met 8 times.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors	S. Patrick (Pat) Shouldice, Chairman of the Board, is an independent director of the Company. The Chairman is the Board's key liaison working with the Chief Executive Officer in achieving the organization's mission and goals as set forth by the full Board. He is responsible for mediating Board actions with respect to organizational priorities and governance issues as well as reviewing with the Chief Executive Officer any issues of concern to the Board as may be raised from time to time.
(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year	Please refer to chart called "SUMMARY OF BOARD AND COMMITTEE MEETING ATTENDANCE" in this Information Circular.
2.	Board Mandate	
	Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities	The Board has a formal mandate, a copy of which is attached hereto as Appendix "A".
3.	Position Descriptions	
(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position	The Board has developed written descriptions for the chair and the chair of each board committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO	A written position description for the CEO has been developed and implemented. The CEO is responsible for ensuring the Company complies with all rules, laws and regulations that the Company is subject to; ensuring that all appropriate financial controls and disciplines are in place to safeguard the assets of the company and to assist the Board in fulfilling its stewardship role. The CEO is also responsible for maximizing the profitability of the Company and ensuring that the Company is executing all strategic initiatives.
4.	Orientation and Continuing Education	
(a)	Briefly describe what measures the Board takes to orient new directors regarding	
	(i) the role of the Board, its committees and its directors, and	New Board members are provided with the corporate governance handbook which includes all mandates and policies.
	(ii) the nature and operation of the issuer's business	New Board members are given the opportunity to meet with senior management and other Board members and to review the Company's budget and strategic plan, and historical public information.
(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	Senior management periodically makes presentations to the Board in areas of emerging interest, business direction and regulatory compliance. Experts such as investment bankers, insurance representatives and legal counsel are invited to conduct informative sessions or various topics.

5.	Ethical Business Conduct	
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code	The Board has adopted a Code of Business Conduct and Ethics.
	(i) disclose how a person or company may obtain a copy of the code	A copy of the code is available on the Company's website **www.nql.com** and is posted in each office of the Company and is included in the company's employee handbook.
	(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code	The Board regularly consults with management on steps being taken to ensure compliance with the code of conduct. In addition, the Company has a Whistleblower Hotline to help facilitate the reporting of violations with the terms of the code of conduct.
	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code	There have been no material change reports filed pertaining to any conduct of a director or executive officer.
(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest	The Board requires any member who has a material interest to declare same and remove himself from any decision making process.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct	The Board regularly dedicates time during meetings to deal with regulatory and corporate governance issues to create and foster a culture of ethical business conduct.
6.	Nomination of Directors	
(a)	Describe the process by which the Board identifies new candidates for board nomination	The process by which the Board identifies new candidates is as follows: 1. discussion on general requirements of a new member 2. identification of possible new candidate to fulfill the role 3. designation of appropriate director or directors to meet with the potential candidates and prepare a recommendation to be presented to the full Board 4. the candidate(s) will meet with the full Board 5. a meeting of the full Board to approve or not approve the candidate
(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process	The full Board, rather than a Board committee, meets on an annual basis for the purposes of assessing its performance and nominating candidates for election or appointment to the Board. The Board continuously evaluates the performance of management and the performance of the Company as a whole.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	
7.	Compensation	
(a)	Describe the process by which the Board determines the compensation for the issuer's directors and officers	The Compensation Committee reviews comparison studies of compensation in similar industry corporations as relates to directors, the chief executive officer and senior officers. Periodically, but at least every third year, the Compensation Committee reviews and makes a recommendation to the Board regarding the compensation of the Board of Directors. The Compensation Committee annually reviews the performance goals and criteria for the Chief Executive Officer ("CEO") and evaluates his performance against such goals and criteria and recommends to the Board the amount of regular and incentive compensation to be paid to the CEO. The Compensation Committee reviews the recommendations of the CEO for the regular and incentive compensation of the senior officers of the Company.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation	The Compensation Committee is composed entirely of independent directors.
(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	The Compensation Committee undertakes on behalf of the Board such initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively. If determined necessary by the Compensation Committee, it will have the discretion to investigate and conduct reviews of any human resource or compensation matter including the standing authority to retain experts and, with approval of the Board, special counsel. The Compensation Committee, in conjunction with the Company's general and administrative budget, reviews compensation guidelines for the forthcoming budget period. The Compensation Committee meets at least twice annually.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work	The Company has not retained a consultant or advisor at any time to assist in determining compensation for any of the issuer's directors and officers.
8.	Other Board Committees	
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function	The only standing committees of the Board are the Audit and Corporate Governance Committee and the Compensation Committee.
9.	Assessments	
	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively	A director's evaluation questionnaire has been adopted to assist in the assessment of the effectiveness of the Board as a whole, the committees of the Board and each of its individual members. This assessment process is conducted annually and an independent director is responsible for the tabulation of the evaluation questionnaires. The independent director responsible for tabulation discusses the results with the full Board at which time any action items are developed for correction of any identified issues.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of the Company's directors or executive officers, any Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

There are no material interests, direct or indirect, of certain persons and companies or any shareholder who beneficially owns more than 10% of the common shares, or any known associate or affiliate of such persons in any transactions in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

AUDIT COMMITTEE

Information regarding NQL's Audit and Corporate Governance Committee is contained under the heading "Audit and Corporate Governance Committee Information" in the Company's Annual Information Form dated March 30, 2006 for the financial year ended December 31, 2005 which may be found on SEDAR at www.sedar.com.

OTHER MATTERS

The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for 2005. To receive a copy of NQL's financial statements and related management's discussion and analysis, please contact the Company's Corporate Secretary at NQL Energy Services Inc., 1507 - 4th Street, Nisku, Alberta, T9E 7M9. If you wish, this information may also be accessed on the Company's website (www.nql.com) or on SEDAR at www.sedar.com.

DIRECTORS APPROVAL

The contents and the sending of this Information Circular have been approved by the directors of the Company.

DATED at Nisku, Alberta, this 23rd day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
NQL ENERGY SERVICES INC.

"Kevin L. Nugent"
Kevin L. Nugent
President and Chief Executive Officer of the Company

NQL Energy Services Inc.

MANDATE OF THE BOARD OF DIRECTORS

Policy Statement

The board of Directors (the "Board") of NQL Energy Services Inc. (the "Corporation") has the responsibility for the stewardship of the Corporation to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent in accordance with the definition set out in National Instrument 58-101-Disclosure of Corporate Governance Practices.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the *Business Corporations Act (Alberta)*, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Responsibilities

The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders, such as employees, customers and communities, may have in the Corporation. As part of the stewardship responsibility the Board shall assume responsibility for strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

Specific Duties

1. **Legal Requirements**

(a) the Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

(b) The Board has the statutory responsibility to:

i. oversee the business and affairs of the Corporation;

ii. act honestly and in good faith with a view to the best interests of the Corporation;

iii. exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

iv. act in accordance with its obligations contained in the *Business Corporations Act (Alberta)* and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c) *The Board has the statutory responsibility for considering the following matters as a full Board* which in law may not be delegated to management or to a committee of the Board:

i. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii. the filling of a vacancy among the Directors;

iii. the issuance of securities;

iv. the declaration of dividends;

v. the purchase, redemption or any other form of acquisitions of shares issued by the Corporation;

vi. the payment of a commission to any person in consideration of his/her purchase or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

vii. the approval of management proxy circulars; and

viii. the approval of any take-over bid circular or directors' circular.

2. **Independence**

The Board shall have the responsibility to:

(a) implement appropriate structures and procedures to permit the Board to function independently of management including the appointment of an independent chairperson;

(b) implement a system which enables the Board or members thereof to engage an outside advisor at the expense of the Corporation in appropriate circumstances;

(c) provide an orientation and education program for newly appointed members of the Board; and

(d) review the adequacy and form of compensation of the directors to ensure it realistically reflects the responsibility and risk involved in being an effective director.

3. **Strategy Determination**

The Board shall:

(a) adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(b) annually review operating and financial performance results relative to established strategy, budgets and objectives.

4. **Managing Risk**

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5. **Appointment, Training and Monitoring of Senior Management**

The Board shall:

(a) appoint the Chief Executive officer ("CEO") and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(b) develop a position description for the CEO;

(c) ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(d) establish limits of authority delegated to management; and

(e) to the extent feasible satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officer create a culture of integrity throughout the Corporation.

6. **Board of Directors – Nominating and Assessment**

The Board shall:

(a) annually assess its performance and the performance of each of its members

(b) as a whole, on an annual basis, consider the size and composition of the board and shall nominate candidates for election or appointment to the Board

7. **Reporting and Communication**

The Board has the responsibility to:

(a) verify that the Corporation has in place policies and programs to: (i) enable the Corporation to communicate effectively with and to properly disclose material information to its shareholders, other stakeholders and the public generally; and (ii) to enable the Corporation's stakeholders to contact the directors directly or indirectly with concerns and questions regarding the Corporation;

(b) verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c) verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d) verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e) report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

8. **Monitoring and Acting**

The Board has the responsibility to:

(a) review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(b) monitor that the Corporation operates within applicable laws and regulations to the highest ethical and moral standards;

(c) approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d) monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(e) take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(f) verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

9. **Environmental, Health and Safety Matters**

The Board shall review the effectiveness and adequacy of safety and environmental control, reporting, training and response procedures to ensure that the Corporation is in compliance with all applicable laws.

10. **Corporate Governance**

The Board has the responsibility to develop the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation. The Board may assign this responsibility to a committee of the Board.

Each director is expected to attend all regularly scheduled meetings and all of the committees on which they serve. To prepare for meetings, members of the Board are expected to review the materials that are sent to each director in advance of those meetings. Each director must act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

11. **Other Activities**

(a) The Board shall prepare and distribute the schedule of Board meetings for each upcoming year; and

(b) The Board may perform any other activities consistent with this mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

March 30, 2006

British Columbia Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Toronto Stock Exchange

Alberta Securities Commission
Manitoba Securities Commission
Commission des Valeurs Mobillieres du Quebec

Dear Sirs:

RE: NQL Energy Services Inc., Profile # 3534
Confirmation of Mailing

On March 30, 2006, the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. NOTICE OF MEETING/INFORMATION CIRCULAR
2. ANNUAL REPORT 2005
3. INSTRUMENT OF PROXY
4. SUPPLEMENTAL RETURN CARD
5. RETURN ADDRESSED ENVELOPE

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini, STI
Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

NQL ENERGY SERVICES INC.
(the "Company")

Financial Statement Request Form

To the Registered Shareholders:

National Instrument 51-102, Continuous Disclosure Obligations, (the "Instrument") provides that the Company is no longer required to send annual or interim financial statements to its shareholders, unless they request copies of same. However, the *Business Corporations* Act (Alberta) requires that annual financial statements be sent to each shareholder, unless waived in writing by the shareholder. The Instrument provides that the shareholder will not receive interim financial statements and the management discussion and analysis for the interim financial statements unless requested.

Please complete and return this form to:

CIBC MELLON TRUST COMPANY
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

☐ I **do NOT** want to receive the annual financial statements and management discussion and analysis for the annual financial statements.

☐ I want to receive the interim financial statements and the management discussion and analysis for the interim financial statements.

____
Name of Shareholder (*please print*)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of **NQL Energy Services Inc.**

____
Signature of Shareholder

Dated ________________________, 2006

NQL ENERGY SERVICES INC.
(the "Company")

Financial Statement Request Form

To the Beneficial Shareholders:

National Instrument 51-102, Continuous Disclosure Obligations, (the "Instrument") provides that the Company is only required to send annual or interim financial statements to its beneficial shareholders if they request copies of same. The Instrument provides that the shareholder will not receive annual financial statements, interim financial statements and the management discussion and analysis for the annual and interim financial statements unless requested.

Please complete and return this form to:

CIBC MELLON TRUST COMPANY
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

☐ I would like to receive annual financial statements and the management discussion and analysis for the annual financial statements.

☐ I would like to receive interim financial statements and the management discussion and analysis for the interim financial statements.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of **NQL Energy Services Inc**.

____
Signature of Shareholder

Dated _________________________, 2006